RECEIVED

2008 JUN 16 A 10:51

Rabobank

Rabobank Nederland

Directoraat Control Rabobank Groep

Visiting address *Croeselaan 18, Utrecht*

Telephone *00 31 302162615*

Fax *0031 302161940*

Sender *UC-G 717, Postbus 17100, 3500 HG Utrecht*

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A. [redacted]

08003235

Our reference BB/jcd
Date June 4, 2008

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

SUPPL

The enclosed press releases from the periode May 2008 and the Pricing Supplements of May 2008 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

PROCESSED
JUN 17 2008
THOMSON REUTERS

Yours sincerely,
Rabobank Nederland

Prof.dr.ir.Bert Bruggink
Executive Board / CFO Rabobank Group

Rabobank

Rabobank in business

The Indian wine industry uncorked

30-5-2008 | Other news

Little or nothing is known about the wine market in India and most people think India is a non-drinking country. Actually, India is the top alcoholic beverage market in the world, but wine is not the drink of choice. In February, Rabobank Food & Agri Review published The Indian Wine Industry Uncorked where writer and analyst Cherry Jacob discovered a wine industry and market in its infancy.

Not wine drinkers
India is not traditionally a wine drinking country. Commercial wine grape production in India has only been in existence since the 1980s.

"Given the significant market for alcoholic beverages in India, changing lifestyle and increasing health consciousness, consumer acceptance is expected to be tilting in favour of wine," says Cherry Jacob, Rabobank Food & Agri Analyst.

Finding the consumers
Across India, out-of-home consumption is on the rise which is important for the wine industry. "Pubs, bars, restaurants and five-star hotels are the primary wine selling outlets with 63% of sales volume coming from these channels," the report states. Organised retailing in wine is also being increasingly introduced in key states.

For the health conscious drinker, the Indian press has widely publicised the health benefits of wine such as in reducing heart disease, and the antioxidant content that prevents cancer .

Finding the vineyards
Most of the wineries in are located in Nasik in the state of Maharashtra in the south west of India. At present, India has about 60 wineries with an estimated investment of about USD 60 million, which is a 61% increase on 2006, states the report.

Small vineyards
The bulk of India's current wine grape production comes from smallholding vineyards on just 1 to 2.5 hectares. The small size of these vineyards limits the required economies of scale in production.

"Additionally, a government imposed regulation on land buying only up to 10 hectares restricts wine companies' efforts to expand wine grape production," says Jacob.

Quality standards
Between 80-90% of the quality of a wine is established by the vineyard. Wine market growth demands the adequate supply of high quality wine grapes for crushing.
"One of the main challenges in production is creating standardisation and uniformity of the raw material produced from multiple vineyards," says Jacob.

Contract farming
Currently, companies have production contracts with farmers for seven to 10 years and can plan quality checks. Jacob

says, "Under contract farming, wineries appoint supervisors to visit the vineyards and provide farmers with technical assistance on agronomic practices, such as fertilizer management and crop protection."

Favourable chance for growth
The Indian wine industry is on the threshold of growth, but still in its infancy. The increasing domestic demand and support from the government is expected to grow the industry at 25-30% and offers opportunities both for domestic as well as international players.

"Foreign wine companies planning to enter the Indian market need to have a good understanding of its unique complexities," advises Jacob.

Related information

Food & Agribusiness Research

Rabobank

Rabobank in business

Cotton

28-5-2008 | Other news

Cotton markets have stabilised following a tumultuous start to 2008. However, cotton markets are expected to be increasingly influenced by external markets including corn, wheat and soybeans, especially towards the end of 2008 as the battle for acres reignites.

Cotton prices remain well below the highs seen in early 2008, following a sharp decline in February and March.

Prices appear to have stabilised and are currently range bound; hovering around the 70 USc/lb mark.

An improved outlook for fundamentals in 2008/09 due to a reduction in acreage in a number of key regions.

Cotton prices
Following the record levels seen earlier in 2008, cotton prices declined 20% throughout late March and April.

Global cotton prices have been characterised by extreme volatility throughout 2008. Prices saw dramatic increases early in the year despite current cotton crop fundamentals remaining bearish. Increasingly, non-traditional investors looked to the cotton market in response to the bullish run experienced in the wider agricultural commodity complex.

World cotton fundamentals
Rabobank is forecasting global cotton production to decline by 1.3% in 2007/08, with a strong rise in Indian production levels expected to be offset by falls in Africa, Pakistan, and the US. Indian cotton production is forecast to increase by 17% on last year.

US
Despite cotton prices at planting averaging around 25% higher than the same time last year, cotton acreage in the US is forecast to fall 13% in 2008/09. Higher prices for alternate crops have reduced the profitability of cotton in comparison to corn, soybeans and wheat. As a result of decreased plantings, production in the US. is forecast to decline by 24%.

China
Cotton acreage is expected to increase along both the Yellow and Yangtze rivers. However, the province of Jiangsu is expected to reduce plantings by 5% in response to a disease outbreak in 2007. Cold weather and rain throughout late April has had a detrimental impact on the crop in the North West, with the Chinese Agricultural Bank forced to provide funding to the military to help farmers replant crops in affected areas.

India
Indian cotton plantings are well under way for the 2008/09 season, with northern regions already completed. Conditions have been extremely favourable with clear skies allowing for an uneventful planting window.

Brazil
Infrastructural constraints remain an impediment to the continuing growth of the Brazilian cotton industry, as it is for all crops in the Centre-West of Brazil where distances to ports are immense. The volatility of the Brazilian real is also

presenting issues for both growers and traders as a significant proportion of Brazilian cotton is destined for export markets.

Related Information

Corn
Wheat
Soybeans
Back to main article
Food & Agribusiness Research

Rabobank

Rabobank in business

Soybeans

28-5-2008 | Other news

Soybeans' fundamental forecasts indicate a weakening bias for prices moving through the second half of 2008, although normal seasonal conditions will be needed given the tight carry-in stocks. Looking ahead to 2009 and soybean prices are forecast to strengthen again as the battle for acres in the US reignites.

No clear resolution to farmer strike in Argentina increases the risk of further disruption to South American export program.

US weather risks provide increased scope for additional acreage to shift from corn to soybeans.

Record crude oil prices are also likely to underpin the soybean price outlook for the month ahead.

Soybean prices
Rabobank has raised its short-term price forecast, following the ongoing impact from Argentina in April and May, together with the adverse conditions in the US.

An easing in prices from current levels is still expected in quarter three, although there remain significant upside risks. While it appears likely that prices have reached a peak for the year, pressure from corn is expected to result in some upward momentum in the fourth quarter, and early 2009.

World soybean fundamentals
World soybean stocks are estimated to have fallen sharply in 2007/08 as global consumption has outstripped production, with production issues in China, EU-27, the Black Sea region and the US largely to blame.

Global stocks are forecast to increase by more than 10% in 2008/09 with production expected to exceed consumption, after falling behind in 2007/08.

US
Plantings are reported as generally behind schedule across the entire Corn Belt due to early excessive moisture and continuing cool and wet conditions. While it remains a little early to have a marked impact on yield, planting delays will have heightened the risk of downside potential for yield in 2008/09.

Brazil
Brazilian soybean harvest is nearing completion with seasonal conditions remaining largely favourable throughout April and first half May.

Argentina
With a large part of the soybean production in the bin, attention now turns to next year. We foresee farmer margins coming under increased pressure. As of mid-May soybean prices were up by 42 percent over 2007. Farmers are apparently excited about current price levels with sales of tractors up 50.6% and combines growing by 27.3 % compared to last year at this time.

Related Information

- Corn
- Wheat
- Cotton
- Back to main article
- Food & Agribusiness Research

Rabobank

Rabobank in business

Wheat

28-5-2008 | Other news

Wheat prices are likely to find support in the final quarter of 2008 as attention in the corn and soybeans markets shifts to 2008/09 dragging wheat higher. A wait-and-see-approach is expected throughout second half May and June as harvest gathers pace in the Northern Hemisphere and conditions in the Southern Hemisphere become clearer.

Despite record production only minor recovery in world stock levels forecast in 2008/09 due to increased feed demand.

Downward price momentum appears to have slowed as the market awaits Northern Hemisphere harvest and Southern Hemisphere plantings.

Significant rebound in SRW production forecast; likely to weigh on CBOT prices in 2008/09.

Wheat prices
Global wheat prices have continued their rapid decline during May as Northern Hemisphere seasonal conditions have remained favourable for wheat crop development. European wheat prices have also recorded significant losses in recent months as seasonal conditions have continued to support a substantial production increase, year-on-year, together with an easing of consumer panic buying.

World wheat fundamentals
Rabobank is forecasting world wheat production to increase 7% based on current seasonal conditions. Given this forecast, any supply disruptions—such as another crop disaster in Australia—are likely to result in quite volatile and bullish price reactions from the market.

US
Final stock levels will in large part be determined by competition from other exporting countries. Substantial production increases are forecasted in competing soft
wheat producing regions such as the EU-27 and Black Sea. The US SRW exports are likely to come under intense pressure to maintain market share in the 2008/09 season.

China
Unlike the escalating wheat price in the international market, the domestic wheat price in China has been quite stable. As is the case with corn, China remains self-sufficient country in wheat, with limited trade volume. Hence, the Chinese wheat market is relatively insulated from international volatility.

EU-27
Seasonal conditions for the EU wheat crop have remained mainly favourable during April and first half May, despite some wet and cold conditions thought to have had some localised impact on crop development in both Germany and France. Yield expectations
in northern Italy have also been shifted lower during April/May due to on-going dry conditions.

Black Sea

Seasonal conditions have remained favourable in the Black Sea region during April and first half May. Given the on-going favourable seasonal conditions and five year high soil moisture levels, Rabobank has increased its forecast for Ukraine production to a 44% increase year-on-year.

India
Favourable weather conditions have resulted in Indian wheat production exceeding previous expectations. Larger than expected production and secure government procurements appear to be having a dampening impact on domestic wheat prices which have fallen in recent weeks.

Australia
While plantings have started in Australia, on dry soil in some cases, there remains a degree of caution from a number of producers following two significantly drought-affected crop years. In addition, the rapid increase in the costs of production - fertiliser, chemical, fuel and even labour - have forced the majority of growers to take a wait-and-see approach this season.

Related Information

Corn
Cotton
Soybeans
Back to main article
Food & Agribusiness Research

Rabobank

Rabobank in business

Corn

28-5-2008 | Other news

Corn appears to be currently balanced on a knife's edge with both US and global stock levels very low entering the 2008/09 season. An increased reliance on improved weather and yield is needed to offset reduced plantings and stronger biofuel demand in the US.

USDA estimated corn plantings to be 73% complete in second half May, well behind average levels.

Localised substitution of wheat into the US animal feed ration; extent dependant on future price relationship with wheat.

Pressure to buy back acreage in 2009/10 will support US corn prices in Q4 2008 and Q1 2009.

Corn prices
Corn prices have maintained their first quarter price gains throughout April and the first half of May. Supported by fundamentally tight supply and demand conditions, together with the increasing linkage into the energy sector and record-high crude oil prices.

Corn price relationships with soybeans and also wheat will provide an indication of usage in the US animal feed ration at the expense of corn in 2008/09.

World corn fundamentals
World corn production is expected to exceed consumption for the first time in three years in 2007/08 resulting in a 4% increase in carry-out stocks. However, the stocks-to-use ratio is forecast to fall to its lowest level in 35 years as global use continues to surge, largely due to burgeoning biofuel demand.

US
US corn plantings are forecast to fall significantly at the expense of soybeans and wheat in the 2008/09 crop year. Given the relatively low carry-in stocks and forecast expansion of corn usage for ethanol in 2008/09, the reduction in planted acres to corn has created significant supply uncertainty in the market.

Argentina
On-going farmer and government disputes threaten Argentina's export capabilities in 2008, with no resolution to the dispute achieved at this stage. Although the farmers have suspended their road and port blockades their remains a degree of uncertainty moving forward.

Excessively dry conditions in Buenos Aires and Cordoba are expected to result in lower yields this year.

Related Information

Wheat
Cotton
Soybeans
Back to main article
Food & Agribusiness Research

Rabobank

Rabobank in business

Soft Commodities Monthly Report for May

28-5-2008 | Other news

How will the 'battle for acres' affect prices in the short and long term for farmers and those keeping an eye on investment opportunities in commodities markets?

Corn, wheat, soybeans and cotton are the select group of the world's major soft commodities chosen for Rabobank's Soft Commodities Monthly Report for May. Rabobank has collected data, opinions and predictions from 75 analysts from the Food & Agribusiness Research and Advisory team across the globe.

Prices decline
US corn prices are expected to be a major influence for all prices in the grains and oilseeds complex over coming months. Whilst a number of other major commodities such as wheat, sugar and cotton all surged strongly in March, there have been significant pull-backs in these prices from the March highs, down 44%, 28% and 24% respectively to mid-May.

Battle for acres
Price relationships will also formulate the 'battle for acres' in the US which is set to intensify in 2009. Rabobank expects a strong up-tick in all grain and oilseed prices in the final quarter of 2008 and early 2009, particularly if actual production falls short of current forecasts.

Stronger prices are expected towards the end of 2008 and first quarter 2009 as corn will need to buy back acreage from competing crops in the 2009/10 season.

Argentinian farmer dispute
On-going farmer and government disputes threaten Argentina's export capabilities in 2008, with no resolution to the dispute achieved at this stage. Although the farmers have suspended their road and port blockades their remains a degree of uncertainty
moving forward.

China earthquake impact
The recent earthquake in the west of Sichuan province is not expected to have much of an impact on the production and consumption of Chinese wheat market. Sichuan is not a major wheat producing region, accounting for only 4% of the annual production. Despite the serious nature of the disaster, domestic wheat consumption is also not likely to be significantly affected as rice is the major food staple in the Sichuan province.

Produced by the world's leading food and agribusiness bank, the 17-page the Soft Commodities Monthly Report highlights the key price movements and market fundamentals for a select group of the world's major soft commodities. The full report is available digitally by contacting Rabobank's Food & Agri Research and Advisory (FAR).

Related information

Corn
Wheat
Cotton
Soybeans
Food & Agribusiness Research

Rabobank

Rabobank in business

Surges in world food prices

23-5-2008 | Other news

The current global food situation has become increasingly uncertain due to price inflation, market volatility, rising raw material costs and compressed margins, according to Thomas Lee Bauer, Rabobank Head of Asia Food & Agribusiness Research and Advisory.

Rabobank's Food and Agribusiness Research team say food prices are rising due to a complex interplay of forces including:

supply shocks

demand surges

investor speculation

government policies

Supply shocks
Global food stockpiles have been gradually shrinking, fuelling concerns over decreasing supply and increasing volatility. Land scarcity has been compounded by bad harvests due to poor weather.

"Food supply is determined by plantings, yields, total harvests and accumulated stockpiles. Supply has not kept up with rising demand because of two main reasons. Firstly, plantings, yields and total harvests have fallen due to adverse weather, scarcer arable land and other causes. Secondly, accumulated stockpiles have shrunk," said Thomas Lee Bauer, Rabobank Head of Asia Food & Agribusiness Research and Advisory.

Demand surges
Worldwide, meat consumption is exhibiting steady growth fuelled by rising affluence, especially in Brazil, Russia, India and China. For example, urban households in China consumed about 33kg of meat per capita in 2005, significantly more than the 24kg of meat consumed per capita in 1998.

"Rising incomes change consumer patterns because people consume higher-value foods as they become richer," said Bauer.

As meat consumption increases, demand for grains – vital for producing animal feed for cattle, poultry and other livestock – also rises, driving prices up further.

In addition, strong demand for biofuels has added further pressure to crops like soybeans and corn, which are used in the production of biodiesel and bioethanol.

Investor speculation
In recent years, commodity futures markets have experienced large capital inflows which have driven up trading volumes and commodity prices. For instance, the futures industry saw an 8.7 percent increase in managed funds during 2007, for

an end-2007 figure of USD 184.8 billion. More recently, investors have also turned to commodities as an alternative source of returns in the wake of the sub-prime crisis.

Government policies
Some short-term trade barriers such as export restrictions and levies, implemented in response to strong domestic demand and tight supply, have exacerbated volatility and market distortions. However, this has been to some extent been mitigated by the reduction or waiving of import tariffs in net importing countries.

For the long term
To ensure long-term supply, businesses need to cultivate strong relationships with suppliers to ensure long-term availability, price stability and operational efficiency. Additionally, input costs should preferably be hedged to mitigate price increases and volatility. Farming methods and technologies will also need improvement so that long-term supply can be boosted.

"Ultimately, the global emphasis should be on sound, market-driven agribusiness policies to avoid price and trade distortions," concluded Bauer.

Media Release - Insight into the current food situation

Rabobank

Rabobank in business

Lamb prices buoy New Zealand farmer confidence

23-5-2008 | Other news

After declining sharply earlier this year, New Zealand farmer confidence has staged a moderate rally off the back of a recovery in lamb prices, according to the latest bi-monthly Rabobank/Nielsen Rural Confidence Survey.

Results at a Glance

Farmer confidence has increased moderately, after a sharp decline last survey.

Improved sheep farmer confidence buoyed results, with 34 percent of sheep farmers now expecting the rural economy to worsen over the next 12 months, down from 41 percent in the last survey period.

Interest rate expectations have changed significantly, with 16 percent now expecting interest rates to reduce, up from five per cent last survey. Only 31 percent expect an increase, compared to 45 percent last survey.

Biggest confidence decline was amongst beef producers, with 49 percent expecting the rural economy to worsen.

Rabobank General Manager Rural New Zealand Ben Russell said that lamb farm gate schedule prices had been maintained around 10 percent higher than last year during the peak processing period despite a strong New Zealand currency and this was likely to have been a driver of improved confidence.

While the prospect of US beef re-entering the South Korean market after an absence of nearly five years was likely to increase competition in that market, the prices for manufacturing beef have strengthened considerably over recent months and became more evident in farm gate beef prices during May, he added.

"The lower expectations of beef farmers may be a reflection of the current uncertainty in international beef markets combined with the very high New Zealand dollar against the US dollar during the survey period," Russell said.

Russell said that the persistently strong New Zealand currency during March and April was likely to be the main contributing factor to the decreased income expectations.

"Farmers are well aware that the exchange rate has a strong influence on their income levels," said Russell. "Decreased income expectations reflect the negative impact of the New Zealand dollar hovering around US 80 cents since February."

Russell said that overall, farmers' investment intentions have also changed little from the previous survey. Intentions to decrease investment were greatest amongst beef farmers, followed by sheep farmers – although Russell said that sheep farmers' investment intentions had improved from the previous survey.

The Rabobank/Nielsen Rural Confidence Survey is the only study of its type in New Zealand. Conducted bi-monthly, a panel of approximately 720 farmers across New Zealand were surveyed in the last survey period.

Media Release - New Zealand Farmer Confidence Survey - 23 May 2008

Rabobank

Rabobank in business

Rabo Ventures leads investment in Econcern

20-5-2008 | Other news

Rabobank and Delta Lloyd have formed a joint venture to become a core shareholder in the sustainable energy company Econcern.

Econcern announced its new shareholders, Rabobank and Delta Lloyd, who together with SHV have provided a capital injection of €300 million in the form of equity financing. This capital enhancement places Econcern in an even stronger position to deliver on the projects within its business plan until 2012. Econcern's financial objective is to achieve an €8 billion turnover and €1 billion profits within a five-year time frame.

"We are proud to welcome Rabobank and Delta Lloyd to our shareholder base. As Econcern expects to expand rapidly over the next few years, we expect Rabobank and Delta Lloyd to add significant value to realise our growth," said Ad van Wijk, Chairman of the Board of Econcern.

"We are also pleased to announce that Bert Heemskerk, CEO of the Rabobank Group, will be nominated to join the supervisory board of Econcern on behalf of Rabobank and Delta Lloyd," said Van Wijk.

Econcern
Econcern's mission is to provide 'a sustainable energy supply for everyone'. Consequently, Econcern and its shareholders are committed to the development of sustainable energy supplies and systems around the world. Econcern employs more than 1000 professionals in 20 countries and was the winner of the European Business of the Year Award 2008. Econcern's shareholders are aiming to float the company in the medium term.

Rabo Ventures
Rabobank's investment was provided by its venture capital branch Rabo Ventures (part of Rabo Private Equity) that focuses on fast growing companies in the clean tech sector. The team covers amongst others: clean energy, clean air, clean water, advanced materials, energy efficiency and environmental technologies.

Media release Rabo Ventures

Media Release - Rabo Ventures leads investment in Econcern

Rabobank

Rabobank in business

Americans spend $410 million on Mother's Day flowers

9-5-2008 | Other news

The U.S. floriculture industry, led by a boost in sales on Mother's Day, has enjoyed a slow but steady growth rate over the years, says Rabobank in a new report entitled Rabo Ag Focus: U.S. Floriculture.

Mother's Day accounts for roughly 10 percent of total annual U.S. cut flower sales, which totals about USD 41 million. But when compared to a more lucrative European market, the U.S. floriculture industry has plenty of catching up to do.

American flower buying culture
According to the report, on average Americans annually spend USD 31 per capita on cut flowers as compared to over USD 100 per capita spent by Swiss nationals on the demand-driven product.

Industry needs in-roads
Improving public image is a key element for success, the report further argues. The industry could see off these hurdles by boosting consumer confidence and making in-roads on potential opportunities in the personal-use segment. Better still, marketing strategies need to be uplifted.

Innovative marketing
"The fact that the wine segment, for instance, has welcomed people at their vineyards has resulted in a change in consumer perception. The floriculture sector could profit from such innovative marketing efforts, as well," said author of the report Marieke de Rijke, Rabobank Food & Agribusiness Research and Advisory (FAR) Assistant Vice President.

"The consumer needs to recognise the value of the product and gain appreciation. Flowers could become more commonplace and widely enjoyed," said De Rijke.

California leading domestic production
On a positive note, California stands as the major flower-producing state in the U.S. market. However, the opportunities are not without threats. America's position in the market is being challenged by competition posed by overseas growers.

Colombia and Ecuador
Cashing in on hot climate and low wages, Latin American countries including Colombia and Ecuador have been topping cut flowers charts, promptly becoming principal producers for the region.

India and China
While India and China have become prime competitors to the U.S. at almost every front, their capacity in the floriculture industry is less threatening. Despite their low-cost focus, production in the two Asian giants is primarily focused on the domestic market.

Trade beyond borders
The low value of the U.S. dollar has had both a positive and negative impact. While depressingly increasing input costs, the underperforming dollar has also created opportunities for the U.S. floriculture sector to trade beyond borders. The export market could generate an increased interest in and consumption of U.S. flowers in Canada.

Read the full press release

Media Release - Rabo Ag Focus US Floriculture

Rabobank

Rabobank in business

Putting beef on the table in Indonesia

8-5-2008 | Other news

Assuming basic food prices can be kept under control, Indonesia's growth in population and incomes are setting the stage for even greater beef demand in a key Australian market, says a Rabobank report: Indonesian Beef and Live Cattle Market.

Senior Rabobank Food & Agribusiness Research and Advisory analyst, Wendy Voss says that prospective growth in the Indonesian market will be determined by population expansion, income growth, the cost of beef and cultural trends.

Population and income growth
Between now and 2015, the Indonesian population is forecast to grow by 27 million people. However, a rise in per capita incomes cannot guarantee an increase in meat consumption in developing countries, Voss said.

Household expenses
Most households in already developed countries spend 15 percent of their budgets on food. In contrast, Indonesians spend over 53 percent of their household incomes on food, with approximately one-quarter allotted for grains, such as rice, and cooking oil, which are staples for all households in Indonesia.

High cost of beef
"Beef is not a traditional staple in the Indonesian diet. With the price of beef three times higher than chicken, it is middle and higher income earners who are the major buyers of beef in Indonesia," said Voss.

Strategies for rising food prices
"If basic commodity prices continue to rise, this could lead to reduced beef spending," said Voss.

"If the Indonesian government can reduce inflation while maintaining GDP growth, this should increase discretionary spending and thus encourage increased consumption of beef, through an overall increase in meat consumption and possible 'trading up' from chicken to beef by consumers," Voss said.

Australian beef opportunities
While Australia remains in prime position to supply the forecast extra demand in the Indonesian market, factors outside of the Australian cattle industry's control could have a negative impact on Australian live cattle sales to Indonesia.

"The threat of lifting the ban on Indian buffalo meat and Brazilian beef and live cattle would open up the market to increased competition from lower-priced products," said Voss.

Read the full press release

Indonesia - stage set for greater beef demand

Rabobank

Rabobank in business

Annual Reports in a new online concept

7-5-2008 | Other news

The Rabobank Group Annual Reports 2007 have been published on 7 May in a brand new online concept.

The full content of the reports has been categorised and keywords are linked to each article, which are found in the menu on the left. You can search the annual report simply by clicking on a keyword on the left-hand side. This enables you to refine your search results, to quickly find the information you are looking for by subject. Related documents such as the Financial Statements, Key figures and Annual Sustainability Review are available as downloads.

Rabobank Group Annual Report 2007

Rabobank Group Sustainability Report 2007

Rabobank

Rabobank in business

Rabobank statement regarding article in the Wall Street Journal on 2 May 2008

2-5-2008 | Other news

Rabobank firmly believes that the statement by a former employee in an article in today's Wall Street Journal "calling Rabobank one of the 'leading enablers' of corporate tax schemes" is wholly untrue and without foundation. In Rabobank's view, many of the statements in the article mischaracterise the bank's role in the transactions described therein. Rabobank's role in the transactions was only as a financier, and never as a structurer or promoter.

Rabobank is committed to a code of conduct that provides that the bank will always act in accordance with the highest standards of integrity, and will not engage in any activities that are designed to mislead governmental agencies, tax authorities or third parties. All transactions referenced in the article were subject to the bank's internal approval processes, as well as review by expert external advisors to the parties.

Rabobank regrets that a draft of its 2005 internal audit report was taken outside the bank and given to the Wall Street Journal in violation of the bank's confidentiality rules. Rabobank particularly regrets that, through this unauthorised disclosure, confidential client information has been made public.

Rabobank's own assessment in its internal audit report evaluated its Structured Finance operations against the bank's own very conservative business model and policies, and did not conclude there was any unethical or illegal conduct on the part of the bank or its employees.

The U.S. Department of Justice has been conducting a broad investigation of certain tax shelter practices for a number of years, and has sought information from Rabobank and numerous other industry participants related to certain transactions. Rabobank has at all times been cooperating fully with the Department of Justice.

EXECUTION COPY

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1631A
TRANCHE NO: 3

TRY 75,000,000 16.50 per cent. Notes 2008 due 17 August 2009 (the "Notes")
(to be consolidated and form a single series with the TRY 75,000,000 16.50 per cent. Notes 2006 due 17 August 2009 issued on 17 August 2006 and the TRY 75,000,000 16.50 per cent. Notes 2007 due 17 August 2009 issued on 5 March 2007.

Issue Price: 99.05 per cent.
(plus 291 days accrued interest from
and including 17 August 2007 to but excluding 3 June 2008)

TD Securities

The date of these Final Terms is 30 May 2008.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the 'Conditions') set forth in the offering circular dated May 31, 2006, as supplemented by (i) a supplemental offering circular relating to the Issuer's interim consolidated financial statements for the six months ended 30 June 2006 dated 30 October 2006 and (ii) a supplemental offering circular relating to the increase of the programme limit to Euro 100,000,000,000 dated 9 February 2007 (together, the "Offering Circular"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive') and must be read in conjunction with the Offering Circular dated May 13, 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated May 31, 2006. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated May 31, 2006 and May 13, 2008. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars dated May 31, 2006 and May 13, 2008, contains all information that is material in the context of the issue of the Notes. The Offering Circulars are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1631A
	(ii) Tranche Number:	3
3	Specified Currency or Currencies:	New Turkish Lira ("TRY")
4	Aggregate Nominal Amount:	
	(i) Series:	TRY 225,000,000
	(ii) Tranche:	TRY 75,000,000 (to be consolidated and form a single series with the TRY 75,000,000 16.50 per cent. Notes 2006 due 17 August 2009 issued on 17 August 2006 and the TRY 75,000,000 16.50 per cent. Notes 2007 due 17 August 2009 issued on 5 March 2007).
5	Issue Price:	99.05 per cent. of the Aggregate Nominal Amount plus 291 days' accrued interest from and including 17

			August 2007 to but excluding the Issue Date.
6	(i)	*Specified Denominations:*	TRY 1,000
	(ii)	Calculation Amount:	Not Applicable
7	(i)	Issue Date:	3 June 2008
	(ii)	Interest Commencement Date (*if different from the* Issue Date):	17 August 2007
8	Maturity Date:		17 August 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		16.50 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not applicable
13	Put/Call Options:		Not applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of interest:	16.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	17 August in each year commencing on 17 August 2008 and ending on the Maturity Date subject to adjustment in accordance with Condition 10(h)(A) (unadjusted)
	(iii)	Fixed Coupon Amounts(s):	TRY 165 per TRY 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA unadjusted
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable

19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	TRY 1,000 per Note of TRY 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Specified Denomination and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in *accordance* with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index	As set out in the Conditions

	Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*))::	
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	***Form of Notes***	Bearer Notes
	New Global Notes:	No
	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note. Upon issue of the temporary Global Note, the temporary ISIN, Common Code and WKN will be those set out in paragraphs 11(ii)(a), 11(iii)(a) and 11(v)(a) of Part B of these Final Terms Upon exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated with and form a single series with the Issuer's TRY 75,000,000 16.50 per cent. Notes 2006 due 17 August 2009 issued on 17 August 2006 and the TRY 75,000,000 16.50 per cent. Notes 2007 due 17 August 2009 issued 5 March 2007) and the ISIN, Common Code and WKN will be those set out in paragraphs 11(ii)(b), 11(iii)(b) and 11(v)(b) of Part B to these Final Terms
29	Financial Centre(s) (Condition 10(h)) or other special provisions	London, Istanbul, TARGET

	relating to payment dates:	
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a Temporary Global Note or a Permanent Global Note and the Temporary Global Note or the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Managers' Commission:	1.00 per cent. selling concession 0.125 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:	The Toronto-Dominion Bank Triton Court

		14/18 Finsbury Square London EC2A 1DB United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Turkey Each Joint Lead Manager has acknowledged that the Notes have not been, and will not be, registered with the Turkish Capital Markets Board ("CMB") under the provisions of Law no. 2499 of the Republic of Turkey relating to capital markets (the "Capital Markets Law"). The Joint Lead Managers have represented and agreed that no disclosure document nor any other offering material related to the offering will be utilised in connection with any general offering to the public within the Republic of Turkey for the purpose of the sale of the Notes (or beneficial interests therein) without the prior approval of the CMB. In addition, the Joint Lead Managers have represented and agreed that they have not sold or caused to be sold and will not sell or cause to be sold outside Turkey the Notes (or beneficial interests therein) to residents of Turkey, unless such sale is authorised pursuant to Article 15(d)(ii) of Decree 32 (as amended from time to time) and the CMB regulations.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.512295 producing a sum of (for Notes not denominated in Euro):	EUR 38,422,125
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue

of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

1 **Listing**

(i) Listing:	Luxembourg.
(ii) Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 3 June 2008. The Notes are to be consolidated and form a single series with the Issuer's TRY 75,000,000 16.50 per cent. Notes 2006 due 17 August 2009 issued on 17 August 2006 and the TRY 75,000,000 16.50 per cent. Notes 2007 due 17 August 2009 issued on 5 March 2007 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii) Estimate of total expenses related to admission to trading:	EUR 400

2 **Ratings**

Rating: The Notes to be issued under the Programme have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch RatingsLtd.:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk.

As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 **Notification**

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has

provided each of the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nácional del Mercado de Valores* (CNMV) in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, the *Komisja Papierów Wartosciowych I Gield* in Poland, *Finanstilsynet* in Denmark and *Comisia Nationala a Valorilor Mobiliare* in Romania with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

The Base Prospectus was approved on 13 May 2008 by the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten), the competent authority in the Netherlands as the Home Member State, and has been "passported" in Italy, as Host Member State, by providing on 14 May 2008 CONSOB with the Certificate, a copy of the duly approved Base Prospectus in accordance with articles 17 and 18 of the Prospectus Directive and Article 10-bis of CONSOB Regulation 11971/99 as amended. The offer of the Notes to the public in Italy will be carried out, on the basis of the "passported" Base Prospectus, by the Dealer on a cross border basis, acting on behalf of the Issuer as distributor in Italy of the Notes.

4 **Interests of natural and legal persons involved in the Issue**

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 **Reasons for the offer, estimated net proceeds and total expenses**

(i) Reasons for the offer:	Banking business
(ii) Estimated net proceeds	TRY 83,245,389.34
(iii) Estimated total expenses:	TRY 881,250 (comprising TRY 37,500 Lead Manager's expenses and TRY 843,750 selling concession and combined management and underwriting commission)

6 **Yield** *(Fixed Rate Notes Only)*	17.225 per cent. per annum. This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future

yield.

7 **Historic Interest rates** *(Floating Rate Notes only)*

Not Applicable

8 **Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying** *(Index-Linked Notes only)*

Not Applicable

9 **Performance of rate(s) of exchange and explanation of effect on value of investment** *(Dual Currency Notes only)*

Not Applicable

10 **Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying** *(Equity-Linked Notes only)*

Not Applicable

11 **Operational information**

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	(a) Temporary ISIN Code:	XS0366631033
	(b) ISIN Code:	XS0263850918
(iii)	(a) Temporary Common Code:	036663103
	(b) Common Code:	026385091
(iv)	Fondscode:	Not Applicable
(v)	(a) Temporary German WKN-code:	A0TV1K
	(b) German WKN-code:	A0GWS0
(vi)	Private Placement number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent (if different from Deutsche Bank AG, London Branch)	Not Applicable

12 General

(i)	Time period during which the offer is open:	30 days from 3 June 2008
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1842A
TRANCHE NO: 2

USD 100,000,000 Floating Rate Notes 2008 due 22 February 2010 (to be consolidated and form a single series with the Issuer's USD 600,000,000 Floating Rate Notes 2008 due 22 February 2010 issued on 22 February 2008)

Issue Price: 99.871 per cent. (plus 8 days' accrued interest)

Morgan Stanley

The date of these Final Terms is 28 May 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the 'Conditions') set forth in Offering Circular dated 14 May 2007. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive') and must be read in conjunction with the Offering Circular dated 13 May 2008, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated 14 May 2007. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated 14 May 2007 and 13 May 2008. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars dated 14 May 2007 and 13 May 2008, contains all information that is material in the context of the issue of the Notes. The Offering Circulars are available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1842A
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		United States dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 700,000,000
	(ii)	Tranche:	USD 100,000,000
			(to be consolidated and form a single series with the Issuer's USD 600,000,000 Floating Rate Notes 2008 due 22 February 2010 issued on 22 February 2008)
5	Issue Price:		99.871 per cent. of the Aggregate Nominal Amount, plus 8 days' accrued interest from and including 22 May 2008 to but excluding 30 May 2008
6	(i)	Specified Denomination:	USD 1,000
	(ii)	Calculation Amount:	Not Applicable
7	(i)	Issue Date:	30 May 2008

	(ii) Interest Commencement Date (if different from the Issue Date):	22 May 2008
8	Maturity Date:	The Specified Interest Payment Date falling on or nearest to 22 February 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Floating Rate, Three month USD LIBOR + the Margin (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date
	(ii) Specified Interest Payment Dates:	22 February, 22 May, 22 August and 22 November in each year, commencing on 22 August 2008 up to and including the Maturity Date, subject to adjustment in accordance with the Business Day Convention specified below.
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s) (Condition 1(a)):	Not Applicable

(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(vi)	Interest Period Date(s):	Each Specified Interest Payment Date
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(viii)	Screen Rate Determination (Condition 1(a)):	Applicable
-	Reference Rate:	Three month USD LIBOR
-	Interest Determination Date:	Two Business Days in New York City for USD prior to the commencement of each Interest Period
-	Relevant Screen Page:	Reuters page LIBOR01
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s):	+ 0.12 per cent. per annum
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	Actual/360 (adjusted)
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	USD 1,000 per Note of USD1,000 Specified Denomination

25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No

		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note Upon issue of the Temporary Global Note, the Temporary ISIN and Temporary Common Code will be those set out in paragraphs 11(ii)(a) and (iii)(a) of Part B of these Final Terms. Upon exchange of the Temporary Global Note for the Permanent Global Note, the Notes will be consolidated with, and form a single series with, the Issuer's USD 600,000,000 Floating Rate Notes 2008 due 22 February 2010 issued on 22 February 2008 and the ISIN and Common Code will be those set out in paragraphs 11(ii)(b) and 11(iii)(b) of Part B of these Final Terms.
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	New York City and London, subject to Condition 10(h)(B)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Manager's Commission:	Not Applicable

37	If non-syndicated, name and address of Dealer:	Morgan Stanley & Co. International plc 25 Cabot Square Canary Wharf London E14 4QA United Kingdom.
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of USD1.00: Euro 0.636364, producing a sum of (for Notes not denominated in Euro):	Euro 63,636,400
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 30 May 2008. The Notes are to be consolidated and form a single series with the Issuer's USD 600,000,000 Floating Rate Notes 2008 due 22 February 2010 issued on 22 February 2008 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	Euro 400.00

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's, an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, *Komisja Papierów Wartosciowych I Gield* in Poland, *Finanstilsynet* in Denmark and *Comisia Nationala a Valorilor Mobiliare* in Romania with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	USD 99,871,000
(iii)	Estimated total expenses:	Not Applicable
(iv)	Reasons for the offer:	Banking business

6 Yield (Fixed Rate Notes Only)

Not Applicable

7 Historic Interest rates

Details of historic LIBOR rates can be obtained from Reuters

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying

Not Applicable

11 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	(a) Temporary ISIN Code:	XS0367723953
(ii)	(b) ISIN Code:	XS0346985624
(iii)	(a) Temporary Common Code:	036772395
(iii)	(b) Common Code:	034698562
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable

(ix) Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch): Not Applicable

12 **General** Not Applicable

				30/04/2008 DNB	31/03/2008 DNB	29/02/2008 DNB	31/12/2007 DNB
3999 Lokale banken	5201	3999	i10010490.ic	192.098	296.592	349.390	113.006
	3999	5201	i10012290.ic	192.097	296.591	349.390	113.006
				1	1	0	0
	5201	3999	i10012290.ic	227.396	199.835	126.129	307.861
	3999	5201	i10010490.ic	227.396	199.835	126.129	307.861
				0	0	0	0
				1	1	0	0
5087 RFM II	5201	5087	i10010490.ic	0	0	0	0
	5087	5201	i10012290.ic	0	0	0	0
				0	0	0	0
	5201	5087	i10012290.ic	0	0	0	0
	5087	5201	i10010490.ic	0	0	0	0
				0	0	0	0
				0	0	0	0
5891 RKM	5201	5891	i10010490.ic	3.552	3.310	3.302	3.101
	5891	5201	i10012290.ic	4.592	4.314	4.317	4.044
				-1.040	-1.004	-1.015	-943
	5201	5891	i10012290.ic	671.948	487.551	640.286	605.158
	5891	5201	i10010490.ic	672.255	487.342	640.091	604.957
				307	-209	-195	-199
				-733	-1.213	-1.210	-1.142
5204 Centrale Thesau	5201	5204	i10010490.ic	1.620.243	2.168.560	2.315.489	1.333.772
	5204	5201	i10012290.ic	1.318.456	1.500.313	1.303.218	1.288.382
				301.787	668.247	1.012.271	45.390
	5201	5204	i10012290.ic	1.802.733	1.392.323	1.316.814	2.108.581
	5204	5201	i10010490.ic	85.865	86.566	89.401	90.390
				-1.716.868	-1.305.757	-1.227.413	-2.018.191
				-1.415.081	-638.510	-215.142	-1.973.811
5207 VRN	5201	5207	i10010490.ic	16.576	13.833	22.272	38.509
	5207	5201	i10012290.ic	15.158	8.773	15.890	20.377
				1.418	5.060	6.382	18.132
	5201	5207	i10012290.ic	22.718	29.326	18.292	20.278
	5207	5201	i10010490.ic	23.037	25.928	15.318	4.643
				319	-3.398	-2.974	-15.635
				1.737	1.662	3.408	3.497
5209 RI Head Office	5201	5209	i10010490.ic	0	2.758	15.292	7.473
	5209	5201	i10012290.ic	1.384	2.758	7.467	7.473
				-1.384	0	7.825	0
	5201	5209	i10012290.ic	8.192	944	880	841
	5209	5201	i10010490.ic	8.906	944	832	841
				714	0	-48	0
				-670	0	7.777	0
5215 RI Amsterdam Br	5201	5215	i10010490.ic	287.666	266.044	260.092	333.087
	5215	5201	i10012290.ic	286.235	264.724	250.867	332.715
				1.431	1.320	9.225	372
	5201	5215	i10012290.ic	102.102	128.580	145.148	72.415
	5215	5201	i10010490.ic	98.516	124.546	133.116	71.269
				-3.586	-4.034	-12.032	-1.146
				-2.155	-2.714	-2.807	-774
5215 RI Amsterdam Br	7099	5215	i10010490.ic	103.422	84.692	102.006	185.894
	5215	7099	i10012290.ic	107.117	88.582	105.369	188.432
				-3.695	-3.890	-3.363	-2.538
	7099	5215	i10012290.ic	18	17	31	168
	5215	7099	i10010490.ic	6.754	7.351	6.994	1.100
				6.736	7.334	6.963	932
				3.041	3.844	3.600	-1.606
5215 RI Amsterdam Br	7080	5215	i10010490.ic	0	0	0	2.634
	5215	7080	i10012290.ic	31	15	22	93
				-31	-15	-22	2.541
	7080	5215	i10012290.ic	1.596	4.790	4.854	0
	5215	7080	i10010490.ic	3.564	3.950	5.469	6.412
				1.968	-840	615	6.412
				1.938	-855	793	8.953
5799 RI binnenl desk	5201	5799	i10010490.ic	61.080	79.791	91.676	46.316
	5799	5201	i10012290.ic	5.232	9.540	6.579	4.708
				55.848	70.251	85.097	41.608
	5201	5799	i10012290.ic	41.722	35.085	29.183	49.768
	5799	5201	i10010490.ic	13.693	20.078	16.160	21.433
				-28.029	-14.985	-13.023	-28.335
				27.819	55.266	73.374	13.273
5799 RI binnenl desk	5215	5799	i10010490.ic	21.038	20.780	21.448	21.477
	5799	5215	i10012290.ic	21.038	20.781	21.449	21.476
				0	-1	-1	1
	5215	5799	i10012290.ic	27.686	31.868	39.361	73.062
	5799	5215	i10010490.ic	27.685	31.868	39.361	73.062
				-1	0	0	0
				-1	-1	-1	1
5799 RI binnenl desk	7099	5799	i10010490.ic	0	0	0	0
	5799	7099	i10012290.ic	494	338	390	661
				-494	-338	-390	-661
	7099	5799	i10012290.ic	122.442	128.948	103.006	73.778
	5799	7099	i10010490.ic	120.340	128.150	100.973	74.750
				-2.102	1.202	-2.035	972
				-2.596	864	-2.425	311

5810 Rabo Vastgoed	5201	5810	I10010499.ic	0	0	0	1
	5810	5201	I10012299.ic	0	0	0	1,052
				0	0	0	-1,051
	5201	5810	I10012299.ic	0	0	0	0
	5810	5201	I10010499.ic	0	0	0	628
				0	0	0	628
				0	0	0	-423
5818 RLC N V	5201	5818	I10010499.ic	0	0	0	0
	5818	5201	I10012299.ic	0	0	0	0
				0	0	0	0
	5201	5818	I10012299.ic	0	0	0	0
	5818	5201	I10010499.ic	0	0	0	0
				0	0	0	0
				0	0	0	0
5820 Rabo Groenbank	5201	5820	I10010499.ic	0	0	0	0
	5820	5201	I10012299.ic	0	520	436	273
				0	-520	-436	-273
	5201	5820	I10012299.ic	0	0	0	0
	5820	5201	I10010499.ic	0	24	356	225
				0	24	355	225
				0	-496	-81	-48
5836 Groenmanagement	5201	5836	I10010499.ic	1,159	1,159	1,161	709
	5836	5201	I10012299.ic	1,472	1,336	1,202	931
				-313	-177	-41	-222
	5201	5836	I10012299.ic	0	0	0	3
	5836	5201	I10010499.ic	312	182	47	197
				312	182	47	194
				-1	5	6	-28
5838 RLC II	5201	5838	I10010499.ic	0	0	0	0
	5838	5201	I10012299.ic	0	0	0	0
				0	0	0	0
	5201	5838	I10012299.ic	0	0	0	0
	5838	5201	I10010499.ic	0	0	0	0
				0	0	0	0
				0	0	0	0
5900 Interpolis binnenl	5201	5222	I10010499.ic	0	0	0	0
	5222	5201	I10012299.ic	0	0	0	0
				0	0	0	0
	5201	5222	I10012299.ic	0	0	0	0
	5222	5201	I10010499.ic	0	0	0	0
				0	0	0	0
				0	0	0	0
5901 DLL binnenland	5201	5901	I10010499.ic	2	0	0	0
	5901	5201	I10012299.ic	0	0	0	0
				2	0	0	0
	5201	5901	I10012299.ic	5	24	15	25
	5901	5201	I10010499.ic	0	0	0	0
				-5	-24	-15	-25
				-3	-24	-15	-25
5908 Rabo Hypotheek	5201	5908	I10010499.ic	671,948	687,551	840,286	805,156
	5908	5201	I10012299.ic	672,890	687,551	841,688	812,175
				-942	0	-1,402	-7,019
	5201	5908	I10012299.ic	124	84	17	93
	5908	5201	I10010499.ic	124	84	-5,991	2,545
				0	0	-6,008	2,452
				-942	0	-7,410	-4,567
5920 Robeco binnenla	5201	5920	I10010499.ic	482,532	512,810	524,051	514,942
	5920	5201	I10012299.ic	482,021	512,578	523,688	514,783
				511	232	363	159
	5201	5920	I10012299.ic	21,011	22,329	13,223	10,486
	5920	5201	I10010499.ic	21,091	20,743	13,116	10,416
				80	-1,586	-107	-70
				591	-1,354	256	89
5920 Robeco	5215	5920	I10010499.ic	0	0	0	0
	5920	5215	I10012299.ic	0	0	0	0
				0	0	0	0
	5215	5920	I10012299.ic	0	0	0	0
	5920	5215	I10010499.ic	0	0	0	0
				0	0	0	0
				0	0	0	0
5937 Obvion	5201	5937	I10010499.ic	190,190	300,647	377,046	88,470
	5937	5201	I10012299.ic	408,726	404,469	408,850	389,592
				-218,536	-103,822	-31,804	-301,122
	5201	5937	I10012299.ic	310,027	208,878	151,888	380,516
	5937	5201	I10010499.ic	170,354	168,964	162,694	164,186
				-139,673	-39,914	10,805	-216,320
				-358,209	-143,736	-21,099	-517,442
6099 RI buitenl kantor	5201	6099	I10010499.ic	1,364,401	1,746,089	1,736,052	1,167,297
	6099	5201	I10012299.ic	1,307,750	1,677,330	1,558,246	1,222,170
				56,651	68,759	177,806	-54,873
	5201	6099	I10012299.ic	1,181,832	1,171,336	1,198,104	947,939
	6099	5201	I10010499.ic	1,267,289	1,289,064	1,214,526	1,064,088
				85,457	117,728	16,422	116,149
				142,108	186,487	194,228	61,276
6099 RI buitenl kantoren	7080	6099	I10010499.ic	0	0	0	3,306
	6099	7080	I10012299.ic	0	0	0	0
				0	0	0	3,305
	7080	6099	I10012299.ic	0	1,304	1,285	6,489
	6099	7080	I10010499.ic	0	0	0	0

			0	-1,304	-1 285	-8 469
			0	-1,304	-1 285	-3,164
8820	7060	8820 I10010499 le	0	0	0	0
	8820	7060 I10012299 lc	0	0	0	0
			0	0	0	0
	7060	8820 I10012299 le	0	0	0	0
	8920	7060 I10010499 le	0	0	0	0
			0	0	0	0
			0	0	0	0
8201	7060	8201 I10010499 le	8,320	10,806	8 876	1,583
	8201	7060 I10012299 le	8,576	10 471	7,556	1,677
			-256	338	2,320	-94
	7060	8201 I10012299 le	809	77	171	769
	8201	7060 I10010499 le	3,296	208	306	869
			2 887	129	134	-100
			2,431	464	2,454	-274
6820	8218	6820 I10010499 le	674	625	314	583
	6820	8218 I10012299 le	298	229	151	382
			376	298	163	201
	8218	6820 I10012299 le	0	0	0	0
	6820	8218 I10010499 le	333	300	267	201
			333	300	267	201
			709	598	430	402
7011 DLL buitenland	8201	7011 I10010499 le	96,480	115,180	110,959	68 867
	7011	8201 I10012299 le	0	0	0	0
			96,480	115,180	110,959	68 867
	8201	7011 I10012299 le	188,481	175,582	137,582	122,714
	7011	8201 I10010499 le	68 864	75 624	58,165	43,831
			-90 617	-99,958	-79 417	-78 883
			5,843	15,201	31,542	-10,316
7099 RI buitenl deeln	8201	7099 I10010499 le	625,230	683,011	747 684	619,333
	7099	8201 I10012299 le	447,037	449 148	503,312	458,161
			178 193	233,863	244 352	161,172
	8201	7099 I10012299 lc	268,637	292,533	317 049	298,199
	7099	8201 I10010499 le	148,803	148,258	174,518	179,836
			-120,834	-144,275	-142,531	-118,363
			57,359	89 588	101 821	42 809
7029 Interpolis buitenl	8201	7029 I10010499 le	0	0	0	0
	7029	8201 I10012299 le	0	0	0	0
			0	0	0	0
	8201	7029 I10012299 le	0	0	0	0
	7029	8201 I10010499 le	0	0	0	0
			0	0	0	0
			0	0	0	0
8840 Kawilu	8201	8840 I10010499 le	0	0	0	0
	8840	8201 I10012299 le	0	0	0	0
			0	0	0	0
	8201	8840 I10012299 le	0	0	0	0
	8840	8201 I10010499 le	0	0	0	0
			0	0	0	0
			0	0	0	0
9810 Schretlen	8201	9810 I10010499 le	3	3	17	1
	9810	8201 I10012299 le	0	0	0	0
			3	3	17	1
	8201	9810 I10012299 le	605	690	509	423
	9810	8201 I10010499 le	0	0	0	0
			-605	-690	-509	-423
			-602	-687	-492	-422
8229 RN securitisaties	9863	8229 I10010499 le	15 878	14,298	16,672	848
	8229	9863 I10012299 le	15,878	14,298	3 672	951
			0	0	13,000	-103
	9863	8229 I10012299 le	0	0	0	0
	8229	9863 I10010499 le	0	0	13,000	0
			0	0	13,000	0
			0	0	26,000	-103
8822 Rabo groei spaar	8201	8822 I10010499 lc	0	0	0	0
	8822	8201 I10012299 le	0	0	0	0
			0	0	0	0
	8201	8822 I10012299 le	0	0	0	365
	8822	8201 I10010499 le	362	362	362	0
			362	362	362	-365
			362	362	362	-365
8229 RN securitisaties	8201	8229 I10010499 le	0	0	0	0
	8229	8201 I10012299 le	0	0	0	18,701
			0	0	0	-18,701
	8201	8229 I10012299 le	1,745	321	3,637	780
	8229	8201 I10010499 le	1,745	321	3,637	18 480
			0	0	0	18,700
			0	0	0	-1
9999 Best 2007	8229	9999 I10010499 le	232,240	123 738	325,980	115,193
	9999	8229 I10012299 le	84 882	123 738	325,980	115,193
			147,558	0	0	0
	8229	9999 I10012299 lc	147,558	24,993	307,115	51,186
	9999	8229 I10010499 le	0	24 993	307,114	51,186
			-147,558	0	-1	0
			0	0	-1	0
8858 FGH Bank	8201	8858 I10010499 le	268,219	310,862	272,117	185,806
	8858	8201 I10012299 le	268,706	300,374	262,619	185,095

				-556	10.488	19.498	711
	5201	5855	i10012299.ic	85.522	61.804	49.360	107.784
	5855	5201	i10010499.ic	40.312	26.341	18.716	60.789
				-45.210	-35.463	-30.644	-56.979
				-45.766	-24.975	-11.148	-56.268
6099 Ri buitenl kant	6099	5799	i10010499.ic	42.362	39.195	37.752	33.634
5799 RI binnenl deeln	5799	6099	i10012299.ic	39.550	38.940	32.182	33.161
				2.812	255	5.570	473
	6099	5799	i10012299.ic	2.742	88	8.546	95
	5799	6099	i10010499.ic	0	0	0	0
				-2.742	-88	-8.546	-95
				70	167	24	378
6099 RI buitenl kant	6099	7011	i10010499.ic	1	11	9	85
7011 DLL buitenland	7011	6099	i10012299.ic	0	0	0	0
				1	11	9	85
	6099	7011	i10012299.ic	29	10	20	0
	7011	6099	i10010499.ic	0	0	0	0
				-29	-10	-20	0
				-28	1	-11	85
6099 RI buitenl kant	6099	7099	i10010499.ic	203.027	161.667	168.570	155.042
7099 RI buitenl deeln	7099	6099	i10012299.ic	202.924	179.110	168.074	150.413
				103	-17.443	496	4.629
	6099	7099	i10012299.ic	77.160	76.908	205.694	119.318
	7099	6099	i10010499.ic	46.342	62.941	183.048	102.905
				-30.818	-13.967	-22.646	-16.413
				-30.715	-31.410	-22.150	-11.784
5204 Centrale Thesau	5204	5808	i10010499.ic	708.234	707.580	869.621	634.447
5808 Rabohypotheekb	5808	5204	i10012299.ic	708.235	707.581	869.620	634.447
				-1	-1	1	0
	5204	5808	i10012299.ic	533.550	511.253	513.881	477.167
	5808	5204	i10010499.ic	533.550	511.254	520.200	480.638
				0	1	6.318	3.451
				-1	0	6.319	3.451
	7099	5801	i10010499.ic	0	0	0	0
	5801	7099	i10012299.ic	0	0	0	0
				0	0	0	0
	7099	5801	i10012299.ic	0	0	0	0
	5801	7099	i10010499.ic	0	0	0	0
				0	0	0	0
				0	0	0	0
7011 DLL buitenland	7099	7011	i10010499.ic	8.176	8.968	9.074	5.881
7099	7011	7099	i10012299.ic	3.457	2.838	2.239	2.197
				4.719	6.130	6.835	3.684
	7099	7011	i10012299.ic	24.386	25.343	29.134	25.703
	7011	7099	i10010499.ic	25.376	25.707	28.811	27.351
				988	364	-323	1.648
				5.707	6.494	6.512	5.332
5204 Centrale thesauri	5204	3999	i10010499.ic	505.929	509.741	493.407	440.112
3999 Aandeelhouders ban	3999	5204	i10012299.ic	505.926	509.739	493.402	440.107
				3	2	5	5
	5204	3999	i10012299.ic	726	771	817	878
	3999	5204	i10010499.ic	0	0	0	0
				-726	-771	-817	-878
				-723	-769	-812	-873
	5201	5811	i10010499.ic	1.294	3.694	3.697	2.802
	5811	5201	i10012299.ic	1.436	1.518	3.735	2.854
				-142	2.176	-38	-52
	5201	5811	i10012299.ic	0	0	0	0
	5811	5201	i10010499.ic	102	63	23	0
				102	63	23	0
				-40	2.239	-15	-52
	5855	7011	i10010499.ic	0	0	0	0
	7011	5855	i10012299.ic	309	2.475	1.562	3.365
				-309	-2.475	-1.562	-3.365
	5855	7011	i10012299.ic	111.505	115.106	101.076	89.105
	7011	5855	i10010499.ic	111.114	115.948	102.474	92.621
				-391	841	1.398	3.516
				-700	-1.634	-164	151
	5799	5840	i10010499.ic	0	0	0	0
	5840	5799	i10012299.ic	0	0	0	0
				0	0	0	0
	5799	5840	i10012299.ic	0	0	0	0
	5840	5799	i10010499.ic	0	0	0	0
				0	0	0	0
				0	0	0	0
	6099	5820	i10010499.ic	174	381	430	284
	5820	6099	i10012299.ic	0	0	0	0
				174	381	430	284
	6099	5820	i10012299.ic	487	338	606	747
	5820	6099	i10010499.ic	0	0	0	0
				-487	-338	-606	-747
				-313	43	-176	-463
	5204	5836	i10010499.ic	833	1.081	930	629
	5836	5204	i10012299.ic	833	1.081	930	629

			0	0	0	0
5204	5836	i10012290.lc	101	756	625	371
5836	5204	i10010490.lc	101	756	625	371
			0	0	0	0
			0	0	0	0
[illegible]	5820	i10010490.lc	5.007	[illegible]	8.553	3.442
5820	[illegible]	i10012290.lc	116	0	0	0
			4.891	[illegible]	8.553	3.442
[illegible]	5820	i10012290.lc	0	0	0	0
5820	[illegible]	i10010490.lc	67	0	0	0
			67	0	0	0
			4.958	[illegible]	8.553	3.442
[illegible]	5215	i10010490.lc	5.985	4.560	6.956	17.104
5215	[illegible]	i10012290.lc	5.971	4.542	6.945	24.386
			14	18	10	-7.282
[illegible]	5215	i10012290.lc	1.333	[illegible]	847	1.119
5215	[illegible]	i10010490.lc	1.326	1.136	846	1.460
			-7	172	-1	341
			7	190	9	-6.951
5201	6450	i10010490.lc	0	3	7	4
6450	5201	i10012290.lc	0	0	0	0
			0	3	7	4
5201	6450	i10012290.lc	1	3	3	1
6450	5201	i10010490.lc	0	0	0	0
			-1	-3	-3	-1
			-1	0	4	3
5204	5820	i10010490.lc	53.312	52.735	62.678	44.250
5820	5204	i10012290.lc	53.312	52.724	62.664	44.250
			0	11	12	0
5204	5820	i10012290.lc	73.630	73.362	72.936	62.226
5820	5204	i10010490.lc	73.630	73.351	72.925	62.226
			0	-11	-11	-1
			0	0	1	-1
5820	[illegible]	i10010490.lc	0	0	0	386
[illegible]	5820	i10012290.lc	0	0	0	0
			0	0	0	386
5820	[illegible]	i10012290.lc	0	0	0	0
[illegible]	5820	i10010490.lc	0	0	0	0
			0	0	0	0
			0	0	0	386
5201	5887	i10010490.lc	332	456	1.061	219
5887	5201	i10012290.lc	0	0	0	253
			332	456	1.061	-34
5201	5887	i10012290.lc	1.053	433	218	472
5887	5201	i10010490.lc	0	0	1.823	0
			-1.053	-433	1.305	-472
			-721	23	2.366	-506
5855	5887	i10010490.lc	0	0	0	2.512
5887	5855	i10012290.lc	0	0	0	2.512
			0	0	0	0
5855	5887	i10012290.lc	0	0	0	1.030
5887	5855	i10010490.lc	0	0	0	1.030
			0	0	0	0
			0	0	0	0
5201	5211	i10010490.lc	180	153	16	0
5211	5201	i10012290.lc	0	0	0	0
			180	153	16	0
5201	5211	i10012290.lc	158	204	35	0
5211	5201	i10010490.lc	0	0	0	0
			-158	-204	-35	0
			22	-51	-19	0
5215	5810	i10010490.lc	0	0	0	0
5810	5215	i10012290.lc	0	0	0	0
			0	0	0	0
5215	5810	i10012290.lc	90	106	122	152
5810	5215	i10010490.lc	0	0	0	0
			-90	-106	-122	-152
			-90	-106	-122	-152
Aanpassing RI (VRN)						
Aanpassing Swaptions						
Totaal extracomptabel			0	0	0	0
Totaal van alle IC-verschillen:			-1.605.381	-478.839	183.256	-2.447.233
5201		10012222 40	766.026	613.089	627.813	752.836
[illegible]		10012222 40	-34.906	-25.073	-44.127	-32.959
[illegible]		10012222 40	2.814	-9.337	-14.122	-2.900
Totaal intradeks derivaten:			735.934	[illegible]	[illegible]	716.977
[illegible]	matching tussen	10012222elim 4(	-12.988	-3.644	0	-16.082
[illegible]	matching tussen	10012222elim 4(	9.440	11.422	0	3.507
Totaal te maken correctie in 7801:			-873.006	107.628	752.929	-1.744.861

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1852A
TRANCHE NO: 2

AUD 50,000,000 8.00 per cent. Fixed Rate Notes 2008 due 11 March 2010 (the "Notes")
(to be consolidated and form a single series with the AUD 200,000,000 8.00 per cent. Notes 2008 due 11 March 2010 issued on 11 March 2008)

Issue Price: 101.225 per cent.

(plus 69 days' accrued interest from and including 11 March 2008 to but excluding 19 May 2008)

TD Securities

The date of these Final Terms is 15 May 2008.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "*Conditions*") set forth in the Offering Circular dated 14 May 2007. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "*Prospectus Directive*") and must be read in conjunction with the Offering Circular dated 13 May 2008, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated 14 May 2007. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated 14 May 2007 and 13 May 2008. Each Issuer accepts responsibility for the information contained in these Final Terms, which, when read together with the Offering Circulars dated 14 May 2007 and 13 May 2008, contains all information that is material in the context of the issue of the Notes. The Offering Circulars are available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1		Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	1852A
	(ii)	Tranche Number:	2
		If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible:	To be consolidated and form a single series with the AUD 200,000,000 8.00 per cent. Notes 2008 due 11 March 2010 issued on 11 March 2008
3		Specified Currency or Currencies:	Australian Dollar ("AUD")
4		Aggregate Nominal Amount:	
	(i)	Series:	AUD 250,000,000
	(ii)	Tranche:	AUD 50,000,000
5		Issue Price:	101.225 per cent. of the Aggregate Nominal Amount plus 69 days' accrued interest from and including 11 March 2008 to but excluding 19 May 2008
6	(i)	Specified Denominations:	AUD 1,000

	(ii)	Calculation Amount	Not Applicable
7	(i)	Issue Date:	19 May 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	11 March 2008
8		Maturity Date:	11 March 2010
9		Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10		Interest Basis:	8.00 per cent. Fixed Rate (further particulars specified below)
11		Redemption/Payment Basis:	Redemption at par
12		Change of Interest or Redemption/Payment Basis:	Not Applicable
13		Put/Call Options:	Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15		Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16		**Fixed Rate Note Provisions**	Applicable
	(i)	Rate of Interest:	8.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	11 March in each year
	(iii)	Fixed Coupon Amount(s):	AUD 80 per Specified Denomination
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17		**Floating Rate Provisions**	Not Applicable
18		**Zero Coupon Note Provisions**	Not Applicable
19		**Index Linked Interest Note Provisions**	Not Applicable
20		**Equity Linked Interest Note Provisions**	Not Applicable

21	***Dual Currency Note Provisions***	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	AUD 1,000 per Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Specified Denomination and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes

(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes *only*) (Condition 10(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the *permanent* Global Note. Upon issue of the Temporary Global Note, the Temporary ISIN, Temporary Common Code and Temporary WKN will be those set out in paragraphs 11(ii)(a), 11(iii)(a) and 11(iv)(a) of Part B of these Final Terms. Upon exchange of the Temporary Global Note for the Permanent Global Note, the Notes will be consolidated with and form a single series with the Issuer's AUD 200,000,000 8.00 per cent. Fixed Rate Notes 2008 due 11 March 2010 issued on 11 March 2008 and the ISIN, Common Code and WKN will be those set out in paragraphs 11(ii)(b), 11(iii)(b) and 11(iv)(b) of Part B of these final Terms.
29	Financial Centre(s) (Condition 10(h)) or *other special provisions relating* to payment dates:	London, Sydney and TARGET, subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: *amount of each payment comprising the* Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable

33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	1.00 per cent. selling concession 0.125 per cent. combined management and underwriting commission
37		If non-syndicated, name and address of Dealer:	**The Toronto-Dominion Bank** Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
38		Applicable TEFRA exemption:	D Rules
39		Additional selling restrictions:	None
40		Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable

42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.613527 producing a sum of (for Notes not denominated in Euro):	Euro 30,676,350
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 19 May 2008. The Notes are to be consolidated and form a single series with the AUD 200,000,000 8.00 per cent. Notes 2008 due 11 March 2010 issued on 11 March 2008 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Financial Market Authority

(FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, *Komisja Papierów Wartosciowych I Gield* in Poland, *Finanstilsynet* in Denmark and *Comisia Nationala a Valorilor Mobiliare* in Romania with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

The Base Prospectus was approved on 13 May 2008 by the Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*), the competent authority in the Netherlands as the Home Member State, and has been "passported" in Italy, as Host Member State, by providing on 14 May 2008 CONSOB with the Certificate, a copy of the duly approved Base Prospectus and 18 of the Prospectus Directive and Article 10-*bis* of CONSOB Regulation 11971/99 as amended. The offer of the Notes to the public in Italy will be carried out, on the basis of the "passported" Base Prospectus, by the Dealer on a cross border basis, acting on behalf of the Issuer as distributor in Italy of the Notes.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 50,806,164.38
(iii)	Estimated total expenses:	AUD 562,500 (comprising selling concession and combined management and underwriting commission)

6 **Yield** *(Fixed Rate Notes Only)* 7.228 per cent. per annum

Indication of yield: This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility.	No
(ii)	(a) Temporary ISIN Code:	XS0363939124
	(b) ISIN Code:	XS0349064591
(iii)	(a) Temporary Common Code:	036393912
	(b) Common Code:	034906459
(iv)	(a) Temporary WKN:	A0TVDY
	(b) German WKN Code:	A0TRR1
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)	Not Applicable

12 General

(i)	Time period during which the offer is open:	30 days from 19 May 2008
(ii)	Description of the application process:	Not Applicable
(iii)	*Description of possibility to reduce subscriptions:*	Not Applicable
(iv)	*Manner for refunding excess amount paid by applicants:*	Not Applicable

(v)	Minimum and/or maximum amount of application:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000

Global Medium-Term Note Programme

Due from seven days to perpetuity

SERIES NO: 1891A

TRANCHE NO: 1

USD 10,000,000 Callable Zero Coupon Notes 2008 due 9 May 2038

Issue Price: 100.00 per cent.

The date of these Final Terms is 7 May 2008

HSBC Bank plc

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 14, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Paris and Amsterdam and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1891A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 10,000,000
	(ii)	Tranche:	USD 10,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		USD 100,000
7	(i)	Issue Date:	9 May 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		9 May 2038
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Zero Coupon (further particulars specified below)
11	Redemption/Payment Basis:		The Redemption Amount shall be determined as provided below.
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable

13	Put/Call Options:		Issuer Call (further particulars specified below)
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Applicable
	(i)	Amortisation Yield (Condition 7(b)):	6.85 per cent. per annum
	(ii)	Reference Price:	100.00 per cent.
	(iii)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(iv)	Any other formula/basis of determining amount payable:	Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable.
	(i)	Optional Redemption Date(s):	9 May in each year, from (and including) 9 May 2009 to (and including) 9 May 2037
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	In respect of each Optional Redemption Date, the Optional Redemption Amount of each Note will be the amount specified below divided by 100:

Optional Redemption Date	Optional Redemption Price	Optional Redemption Amount
9 May 2009	106.8500000 per cent.	USD 10,685,000.00
9 May 2010	114.1692250 per cent.	USD 11,416,922.50
9 May 2011	121.9898169 per cent.	USD 12,198,981.69
9 May 2012	130.3461194 per cent.	USD 13,034,611.94
9 May 2013	139.2748285 per cent.	USD 13,927,482.85
9 May 2014	148.8151543 per cent.	USD 14,881,515.43
9 May 2015	159.0089924 per cent.	USD 15,900,899.24
9 May 2016	169.9011084 per cent.	USD 16,990,110.84

9 May 2017	181.5393343 per cent.	USD 18,153,933.43
9 May 2018	193.9747787 per cent.	USD 19,397,477.87
9 May 2019	207.2620510 per cent.	USD 20,726,205.10
9 May 2020	221.4595015 per cent.	USD 22,145,950.15
9 May 2021	236.6294774 per cent.	USD 23,662,947.74
9 May 2022	252.8385966 per cent.	USD 25,283,859.66
9 May 2023	270.1580404 per cent.	USD 27,015,804.04
9 May 2024	288.6638662 per cent.	USD 28,866,386.62
9 May 2025	308.4373410 per cent.	USD 30,843,734.10
9 May 2026	329.5652989 per cent.	USD 32,956,529.89
9 May 2027	352.1405219 per cent.	USD 35,214,052.19
9 May 2028	376.2621476 per cent.	USD 37,626,214.76
9 May 2029	402.0361047 per cent.	USD 40,203,610.47
9 May 2030	429.5755779 per cent.	USD 42,957,557.79
9 May 2031	459.0015050 per cent.	USD 45,900,150.50
9 May 2032	490.4431081 per cent.	USD 49,044,310.81
9 May 2033	524.0384610 per cent.	USD 52,403,846.10
9 May 2034	559.9350955 per cent.	USD 55,993,509.55
9 May 2035	598.2906496 per cent.	USD 59,829,064.96
9 May 2036	639.2735591 per cent.	USD 63,927,355.91
9 May 2037	683.0637979 per cent.	USD 68,306,379.79

(iii) If redeemable in part:

Minimum Redemption Amount: Not Applicable

Maximum Redemption Amount: Not Applicable

(iv) Notice period: The Issuer shall give notice of its intention to redeem the Notes not less than 5 (five) Business Days prior to the relevant Optional Redemption Date

23 **Put Option** Not Applicable

24 **Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note** USD 729,854 per Note of USD 100,000 Specified Denomination

25 **Final Redemption Amount (Equity Linked Redemption Notes)** Not Applicable

26 **Final Redemption Amount (Index Linked Redemption Notes)** Not Applicable

27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out above
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Not Applicable
	(iv) Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)) or an Index Modification, Index Cancellation or index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, New York and TARGET, subject to Condition 10(h)B
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	HSBC Bank plc 8 Canada Square London E14 5HQ United Kingdon
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.638191, producing a sum of (for Notes not denominated in Euro):	Euro 6,381,910

43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these *Final Terms*.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1	**Listing**	
(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 9 May 2008.
(iii)	Estimate of total expenses related to admission to trading:	Euro 6,700

2	**Ratings**	
	Rating:	The Notes to be issued have been rated: S&P: AAA Moody's: Aaa Fitch Ratings Ltd: AA+ As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 Notification

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has provided each of the Commission bancaire, *financière et des assurances* (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés financiers (AMF) in France, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg, the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany the Komisja Papierów Wartosciowych I Gield in Poland and the Finanstilsynet in Denmark with a certificate of approval attesting that the 2007 Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5	**Operational Information**	
(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0361974552
(iii)	Common Code:	036197455

(iv)	Fondscode:	Not Applicable
(v)	German WKN-code:	Not Applicable
(vi)	Private Placement number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)):	Not Applicable

6 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

PCL XL error

Subsystem: KERNEL

Error: IllegalOperatorSequence

Operator: EndChar

Position: 28

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1893A
TRANCHE NO: 1

TRY 150,000,000 18.00 per cent. Fixed Rate Notes 2008 due 20 May 2009 (the "Notes")

Issue Price: 100.65 per cent.

JPMorgan **Rabobank International**

The date of these Final Terms is 16 May 2008.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated 13 May 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands, and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial advisor) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		*Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)*
2	(i)	Series Number:	1893A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		New Turkish Lira ("TRY")
4	Aggregate Nominal Amount:		
	(i)	Series:	TRY 150,000,000
	(ii)	Tranche:	TRY 150,000,000
5	Issue Price:		100.65 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	TRY 2,000
	(ii)	Calculation Amount	TRY 2,000
7	(i)	Issue Date:	20 May 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable

8	Maturity Date:	20 May 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	18.00 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	18.00 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	The Maturity Date
	(iii) Fixed Coupon Amount(s):	TRY 360 per Calculation Amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(*a*)):	Actual/Actual-ICMA (unadjusted)
	(vi) Determination Date(s) (*Condition 1(a)*):	Not Applicable
	(vii) Other terms relating to the method of calculating interest, for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable

23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	TRY 2,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) *Early Redemption Amount(s)* payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*) or (c) for taxation reasons (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, *following certain corporate* events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event in (condition 7(*h*) or (f)) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) *Condition 7(i).*	Not Applicable
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes

	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Istanbul, London and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe

		London EC4V 3RL United Kingdom
		J.P. Morgan Securities Ltd. 125 London Wall London EC2Y 5AJ United Kingdom
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Manager' Commission:	*0.90 per cent. selling concession* 0.10 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Turkey Each Joint Lead Manager has acknowledged that the Notes have not been, and will not be, registered with the Turkish Capital Markets Board ("CMB") under the provisions of Law no. 2499 of the Republic of Turkey relating to capital markets (the "Capital Markets Law"). The Joint Lead Managers have represented and agreed that no disclosure document nor any other offering material related to the offering will be utilised in connection with any general offering to the public within the Republic of Turkey for the purpose of the sale of the Notes (or beneficial interests therein) without the prior approval of the CMB. In addition, the Joint Lead Managers have represented and agreed that they have not sold or caused to be sold and will not sell or cause to be sold outside Turkey the Notes (or beneficial interests therein) to residents of Turkey, unless such sale is authorised pursuant to Article 15(d)(ii) of Decree 32 (as amended from time to time) and the CMB regulations.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary	Not Applicable

	Resolution in accordance with Condition 14(*a*):	
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.501961 producing a sum of (for Notes not denominated in Euro):	Euro 75,294,150
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 20 May 2008
(iii)	Estimate of total expenses related to admission to trading:	Euro 1250

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk.

As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financiére et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Comisia Nationala a Valorilor Mobiliare* in Romania, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, the *Komisja Papierów Wartosciowych I Gield* in

Poland, and *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	TRY 149,475,000
(iii)	Estimated total expenses:	TRY 1,500,000 (comprising a combined management and underwriting commission and selling concession)

6 Yield *(Fixed Rate Notes Only)* — 17.238 per cent. per annum

Indication of yield:

This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates ***(Floating Rate Notes only)***

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying ***(Index-Linked Notes only)***

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment ***(Dual Currency Notes only)***

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying ***(Equity-Linked Notes only)***

Not Applicable

11 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility.	No

(ii)	ISIN Code:	XS0362294117
(iii)	Common Code:	036229411
(iv)	German WKN Code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) *(if different from* Deutsche Bank AG, London Branch)	Not Applicable
12	**General**	Applicable
(i)	Time period during which the offer is open:	30 days from 20 May 2008
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Description of possibility to reduce subscriptions:	Not Applicable
(v)	Manner for refunding excess amount paid by applicants:	Not Applicable
(vi)	Minimum and/or maximum amount of *application:*	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
(vii)	Method and time limit for paying up the securities and for delivery of the *securities:*	Not Applicable
(viii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(ix)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a cooperation formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a cooperation formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a cooperation formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1896A

TRANCHE NO: 1

USD 20,000,000 Zero Coupon Notes 2008, due 28 May 2038 (the "Notes")

Issue Price: 100.00 per cent.

Merrill Lynch International

The date of these Final Terms is 26 May 2008.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 13, 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1896A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 20,000,000
	(ii)	Tranche:	USD 20,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	USD 1,000,000
	(ii)	Calculation Amount	USD 1,000,000
7	(i)	Issue Date:	28 May, 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		Specified Interest Payment Date falling on or nearest to 28 May, 2038
9	Domestic Note:		No

10	Interest Basis:	Zero Coupon (further particulars specified below)
11	Redemption/Payment Basis:	The Redemption Amount shall be determined as provided below
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	(i) Status of the Notes:	Senior
	(*ii*) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
	(i) Amortization/Accrual Yield (Condition 7(b)):	6.90 per cent. per annum
	(ii) Day Count Fraction (Condition 1(a)):	30/360, unadjusted
	(iii) Any other formula/basis of determining amount payable:	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	28 May in each year, from (and including) 28 May 2009 to (and including) 28 May 2037
	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	In respect of each Optional Redemption Date, the Optional Redemption Amount of each Note will be the amount specified below divided by 20:

Optional Redemption Date	Optional Redemption Price	Optional Redemption Amount
28 May, 2009	106.900000000%	21,380,000.00
28 May, 2010	114.276100000%	22,855,220.00
28 May, 2011	122.161150900%	24,432,230.18

28 May, 2012	130.590270310%	26,118,054.06
28 May, 2013	139.600998960 %	27,920,199.79
28 May, 2014	149.233467890 %	29,846,693.58
28 May, 2015	159.530577180%	31,906,115.44
28 May, 2016	170.538187000%	34,107,637.40
28 May, 2017	182.305321910%	36,461,064.38
28 May, 2018	194.884389120%	38,976,877.82
28 May, 2019	208.331411970%	41,666,282.39
28 May, 2020	222.706279390%	44,541,255.88
28 May, 2021	238.073012670%	47,614,602.53
28 May, 2022	254.500050540 %	50,900,010.11
28 May, 2023	272.060554030%	54,412,110.81
28 May, 2024	290.832732260%	58,166,546.45
28 May, 2025	310.900190780%	62,180,038.16
28 May, 2026	332.352303950%	66,470,460.79
28 May, 2027	355.284612920%	71,056,922.58
28 May, 2028	379.799251210%	75,959,850.24
28 May, 2029	406.005399550%	81,201,079.91
28 May, 2030	434.019772120%	86,803,954.42
28 May, 2031	463.967136390%	92,793,427.28
28 May, 2032	495.980868800%	99,196,173.76
28 May, 2033	530.203548750%	106,040,709.75
28 May, 2034	566.787593610%	113,357,518.72
28 May, 2035	605.895937570%	121,179,187.51
28 May, 2036	647.702757270%	129,540,551.45
28 May, 2037	692.394247520%	138,478,849.50

	(iii) If redeemable in part:	
	a. Minimum Redemption Amount.	Not Applicable
	b. Maximum Redemption Amount:	Not Applicable
	(iv) Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than five (5) New York and London Business Days prior to the relevant Optional Redemption Date
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	USD 7,401,694.506 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(j) or (c) for taxation reasons (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(g) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event in (condition 7(h) or (f)) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) Condition 7(i).	Not Applicable
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No

(iii)	Un-matured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and New York
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
	Amount of each instalment, date on which each payment is to be made:	
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Managers' Commission:	None
37	If non-syndicated, name and address of Dealer:	Merrill Lynch International Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ United Kingdom
38	Additional TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.646154 producing a sum of (for Notes not denominated in Euro):	Euro 12,923,080
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

PURPOSE OF FINAL TERMS

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 **Listing**

(i) Listing:	Luxembourg Stock Exchange
(ii) Admission to Trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from the Issue Date
(iii) Estimate of total expenses related to admission to trading:	Euro 6,700

2 **Ratings**

Rating:	The Notes to be issued have been rated: S&P: AAA Moody's: Aaa Fitch Ratings Ltd: AA+ As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 **Notification**

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, *Komisja Papierów Wartosciowych I Gield* in Poland, *Finanstilsynet* in Denmark and *Comisia Nationala a Valorilor Mobiliare* in Romania with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 **Interests of natural and legal persons involved in the issue**

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0365144699
(iii)	Common Code:	036514469
(iv)	WKN (German security code):	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable
(x)	Name (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, (London Branch):	Merrill Lynch Capital Services, Inc. (or its successor) Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ United Kingdom

6 General

Not Applicable

Final Terms

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH**
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH**
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 932A
TRANCHE NO: 2

EUR 125,000,000 3.625 per cent. Notes 2008 due 21 January 2009

(to be consolidated and form a single series with the Issuer's EUR 1,000,000,000 3.625 per cent. Fixed Rate Notes 2004 due 21 January 2009 issued on 21 January 2004 pursuant to the EUR 60,000,000,000 Global Medium-Term Note Programme)

Issue Price: 99.305 per cent. (plus 112 days' accrued interest from and including 21 January 2008 to but excluding 12 May 2008)

Rabobank International

The date of these Final Terms is 8 May 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "Conditions") set forth in the *Offering Circular October 7, 2003*. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (the "*Prospective Directive*") and must be read in conjunction with the Offering Circular dated May 14, 2007, which constitutes a base prospectus for the purposes of the Prospective Directive, save in respect of the Conditions which are extracted from the Offering Circular dated October 7, 2003. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated October 7, 2003 and May 14, 2007. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars dated October 7, 2003 and May 14, 2007 contains all information that is material in the context of the issue of the Notes. The Offering Circulars are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	932A
	(ii)	Tranche Number	2
3	Specified Currency or Currencies:		Euro (**EUR**)
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 1,125,000,000
	(ii)	Tranche:	EUR 125,000,000 (to be consolidated and form a single series with the Issuer's EUR 1,000,000,000 3.625 per cent. Fixed Rate Notes 2004 due 21 January 2009 issued on 21 January 2004 pursuant to the EUR 60,000,000,000 Global Medium-Term Note Programme)
5	Issue Price:		99.305 per cent. of the Aggregate Nominal Amount plus 112 days' accrued interest from and including 21 January 2008 to but excluding 12 May 2008
6	*Specified Denominations:*		EUR 1,000; EUR 10,000 and EUR 100,000

7	(i)	Issue Date:	12 May 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8		Maturity Date:	21 January 2009
9		Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10		Interest Basis:	3.625 per cent. Fixed Rate (further particulars specified below)
11		Redemption/Payment Basis:	Redemption at par
12		Change of Interest or Redemption/ Payment Basis:	Not Applicable
13		Put/Call Options:	Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15		Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	3.625 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	21 January 2009
	(iii)	Fixed Coupon Amount(s):	EUR 36.25 on each denomination of EUR 1,000; EUR 362.50 on each denomination of EUR 10,000; EUR 3,625 on each denomination of EUR 100,000
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable

21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	*100.00 per cent. per Note of each Specified* Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes
	(iv) Early Redemption *Amount of each* Note payable on redemption following Nationalisation, Delisting *or Insolvency* (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)) or an Index Modification, Index Cancellation or index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No

		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	Not Applicable

37	If non-syndicated, name and address of Dealer:	Rabobank International Thames Court, One Queenhithe, London, EC4V 3RL, United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Applicable
	(i) Numbering and letters:	Not Applicable
	(ii) Amsterdam Listing Agent:	Rabobank Nederland or Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii) Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the *Euro 110,000,000,000 Global Medium Term Note* Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Euronext Amsterdam by NYSE Euronext with effect from 12 May 2008
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,750

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)* has provided each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés finaciers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych i Gield* in Poland and the *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	EUR 125,517,862.02
(iii)	Estimated total expenses:	Not Applicable

6 Yield (Fixed Rate Notes Only)

Indication of yield: 4.607 per cent. per annum

This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to the Maturity Date. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rate(s) of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	(a) Temporary ISIN Code:	XS0363083030
	(b) ISIN Code:	XS0183636744
(iii)	(a) Temporary Common Code:	036308303
	(b) Common Code:	018363674
(iv)	Fondscode:	Not Applicable
(v)	German WKN-code:	AOTU3P
(vi)	Private Placement number	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg	Not Applicable

	and the relevant number(s):	
	(i) The Depository Trust Company	Not Applicable
(viii)	*Delivery:*	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) *(if any):*	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) *(if different from Coöperatieve* Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1136 A
TRANCHE NO: 2
EUR 100,000,000 Floating Rate Notes 2008 due 2009

(to be consolidated and form a single series with the Issuer's EUR 1,500,000,000 Floating Rate Notes 2004 due 2009)

Issue Price: 100.037 per cent. (plus 46 days' accrued interest from and including 5 April 2008 to but excluding the Issue Date)

Rabobank International

The date of these Final Terms is 21 May 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the 'Conditions') set forth in Offering Circular dated October 7, 2003. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive') and must be read in conjunction with the Offering Circular dated May 13, 2008, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated October 7, 2003. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated October 7, 2003 and May 13, 2008. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars dated October 7, 2003 and May 13, 2008, contains all information that is material in the context of the issue of the Notes. The Offering Circulars are available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1136A
	(ii)	Tranche Number:	2
			(to be consolidated and form a single series with the Issuer's EUR 1,500,000,000 Floating Rate Notes 2004 due 2009 issued on 5 October 2004
3	Specified Currency or Currencies:		Euro (EUR)
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 1,600,000,000
	(ii)	Tranche:	EUR 100,000,000
5	Issue Price:		100.037 per cent. of the Aggregate Nominal Amount plus 48 days' accrued interest from and including 5 April 2008 to but excluding the Issue Date
6	(i)	Specified Denominations:	EUR 1,000
7	(i)	Issue Date:	23 May 2008

	(ii)	Interest Commencement Date (if different from the Issue Date):	5 April 2008
8	Maturity Date:		5 October 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Provisions**		Applicable
	(i)	Interest Period(s):	The Interest Periods shall be from and including 5 January to but excluding 5 April, from and including 5 April to but excluding 5 July, from and including 5 July to but excluding 5 October and from and including 5 October to but excluding 5 January in each year For the avoidance of doubt, the first Interest Period shall be from and including 5 April 2008 to but excluding 5 July 2008.
	(ii)	Specified Interest Payment Dates:	Interest will be payable quarterly in arrear on 5 January, 5 April, 5 July and 5 October of each year ending on the Maturity Date
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(a)):	Not Applicable
	(v)	Manner in which the	ISDA Determination

		Rate(s) of Interest is/are to be determined:	
	(vi)	Interest Period Date(s):	Not Applicable
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(viii)	Screen Rate Determination (Condition 1(*a*)):	Not Applicable
	(ix)	ISDA Determination (Condition 1(a)):	Applicable
	-	Floating Rate Option:	*EUR-EURIBOR-Telerate*
	-	Designated Maturity:	3 month
	-	Reset Date:	The first day of the relevant Interest Period
	-	ISDA Definitions: *(if different from those set out in the Conditions)*	Not Applicable
	(x)	Margin(s):	Not Applicable
	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(*a*)):	Act/360 (adjusted)
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18		**Zero Coupon Note Provisions**	Not Applicable
19		**Index Linked Interest Note Provisions**	Not Applicable
20		**Equity Linked Interest Note Provisions**	Not Applicable

21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 1,000 per Note of EUR 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) *Early Redemption Amount(s)* payable on redemption for taxation reasons (Condition 7(*c*)), or on event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the *Conditions*):	*As set out in the Conditions*
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes *in the limited circumstances specified in the permanent* Global Note

29	Financial Centre(s) (Condition 8(*h*)) or other special provisions relating to payment dates:	TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable

(iii)	Managers'/Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Rabobank International Thames Court, One Queenhithe, London, EC4V 3RL, United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	**BAHRAIN** THIS OFFER IS A PRIVATE PLACEMENT FOR BAHRAIN RESIDENTS ONLY, THESE FINAL TERMS ARE STRICTLY PRIVATE AND CONFIDENTIAL AND ARE BEING ISSUED TO A LIMITED NUMBER OF ACCREDITED INVESTORS AND MAY NOT BE REPRODUCED OR USED FOR ANY OTHER PURPOSE NOR PROVIDED TO ANY OTHER PERSON(S) OTHER THAN THE RECIPIENT THEREOF. THE GLOBAL MEDIUM TERM NOTE PROGRAMME HAS NOT BEEN APPROVED BY THE CENTRAL BANK OF BAHRAIN ("CBB"). THE CBB AND THE BAHRAIN STOCK EXCHANGE ASSUMES NO RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF THE STATEMENTS AND INFORMATION CONTAINED IN THIS DOCUMENT OR THE OFFERING CIRCULARS DATED 7 OCTOBER 2003 AND 13 MAY 2008 AND EXPRESSLY DISCLAIM ANY LIABILITY WHATSOEVER TO ANY PERSON(S) FOR ANY DAMAGE OR LOSS RESULTING FROM RELIANCE UPON WHOLE OR ANY PART OF ANY STATEMENT OR INFORMATION CONTAINED HEREIN. ALL APPLICATIONS FOR INVESTMENT SHOULD BE RECEIVED AND ALL ALLOTMENTS MADE, FROM OUTSIDE BAHRAIN
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the *rate of, producing a sum of* (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from the Issue Date. These Notes are to be consolidated and form a single series with the Issuer's EUR 1,500,000,000 Floating Rate Notes 2004 due 2009 issued on 5 October 2004 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400.00

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, *Komisja Papierów Wartosciowych I Gield* in Poland, *Finanstilsynet* in Denmark and *Comisia Nationala a Valorilor Mobiliare* in Romania with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	EUR 100,642,794.44
(iii)	Estimated total expenses:	Not Applicable

6 Yield

Indication of yield: Not Applicable

7 Historic interest rates

Details of historic Euribor rates can be obtained from Reuters.

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rates of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No.

(ii)	Temporary ISIN:	XS0365724003
(iii)	ISIN Code:	XS0202531934
(iv)	Temporary Common Code:	036572400
(v)	Common Code:	020253193
(vi)	German WKN-code:	A0TVRJ
(vii)	Private Placement number	Not Applicable
(viii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg *and the relevant number(s)*:	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(ix)	Delivery:	Delivery against payment
(x)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(xi)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1352A
TRANCHE NO: 4
£175,000,000 4.625 per cent. Fixed Rate Notes 2008 due 31 May 2012 (the "Notes")
(to be consolidated and form a single series with the Issuer's £200,000,000 4.625 per cent. Fixed Rate Notes 2005 due 31 May 2012 issued on 31 May 2005, the Issuer's £200,000,000 4.625 per cent. Fixed Rate Notes 2005 due 31 May 2012 issued on 30 November 2005 and the Issuer's £100,000,000 4.625 per cent. Fixed Rate Notes 2007 due 31 May 2012 issued on 31 May 2007)

Issue Price: 96.220 per cent. plus 364 days' accrued interest from, and including, 31 May 2007 to, but excluding, 29 May 2008

Barclays Capital
HSBC

The date of these Final Terms is 27 May 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the 'Conditions') set forth in the Offering Circular dated October 15, 2004. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive') and must be read in conjunction with the Offering Circular dated May 13, 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated October 15, 2004. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated October 15, 2004 and May 13, 2008. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars dated October 15, 2004 and May 13, 2008, contains all information that is material in the context of the issue of the Notes. The Offering Circulars are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1352A
	(ii)	Tranche Number:	4
			(to be consolidated and form a single series with the Issuer's £200,000,000 4.625 per cent. Fixed Rate Notes 2005 due 31 May 2012 issued on 31 May 2005, the Issuer's £200,000,000 4.625 per cent. Fixed Rate Notes 2005 due 31 May 2012 issued on 30 November 2005 and the Issuer's £100,000,000 4.625 per cent. Fixed Rate Notes 2007 due 31 May 2012 issued on 31 May 2007 (the "**Existing Notes**"))
3	Specified Currency or Currencies:		Pounds Sterling ("£")
4	Aggregate Nominal Amount:		
	(i)	Series:	£675,000,000
	(ii)	Tranche:	£175,000,000
5	Issue Price:		96.220 per cent. of the Aggregate Nominal Amount of Tranche 4 plus 364 days' accrued interest on the Aggregate Nominal Amount of Tranche 4 from and including 31 May 2007 to, but excluding, 29 May 2008

6	(i)	Specified Denominations:	£1,000, £10,000 and £100,000
	(ii)	Calculation Amount:	Not Applicable
7	(i)	Issue Date:	29 May 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	31 May 2007
8		Maturity Date:	31 May 2012
9		Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10		Interest Basis:	4.625 per cent. Fixed Rate
11		Redemption/Payment Basis:	Redemption at par
12		Change of Interest or Redemption/ Payment Basis:	Not Applicable
13		Put/Call Options:	Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15		Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16		**Fixed Rate Note Provisions**	Applicable
	(i)	Rate of Interest:	4.625 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	31 May in each year commencing on 31 May 2008 and ending on the Maturity Date
	(iii)	Fixed Coupon Amounts(s):	£46.25 per £1,000 in nominal amount, £462.50 per £10,000 in nominal amount and £4,625 per £100,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Each Interest Payment Date
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	£1,000 per Note of £1,000 Specified Denomination, £10,000 per Note of £10,000 Specified Denomination and £100,000 per Note of £100,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Specified Denomination and/or the method of calculating the same (if required *or if different from that set out in* the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions

	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes
	(iv)		

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
		Upon issue of the temporary Global Note, the temporary ISIN and Common Code will be those set out in paragraphs 6(ii)(a) and 6(iii)(a) of Part B of these Final Terms
		Upon exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated with and form a single series with the Issuer's £200,000,000 4.625 per cent. Fixed Rate Notes 2005 due 31 May 2012 issued on 31 May 2005, the Issuer's £200,000,000 4.625 per cent. Fixed Rate Notes 2005 due 31 May 2012 issued on 30 November 2005 and the Issuer's £100,000,000 4.625 per cent. Fixed Rate Notes 2007 due 31 May 2012 issued on 31 May 2007 and the ISIN and Common Codes will be those set out in paragraphs 6(ii)(b) and 6(iii)(b) of Part B to these Final Terms
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as the Notes are represented by a temporary Global Note or a permanent Global Note and the temporary Global Note or the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders except that so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, notices shall also be published in a leading newspaper having general circulation in Luxembourg (which is expected to be the *d'Wort*). Any notice thus delivered to that clearing system shall be deemed to have been given to Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Barclays Bank PLC** 5 The North Colonnade Canary Wharf London E14 4BB United Kingdom **HSBC Bank plc** Level 3 8 Canada Square London E14 5HQ United Kingdom

(ii)	Stabilising Manager(s) (if any):	HSBC Bank plc
(iii)	Managers' Commission:	0.075 per cent. of the Aggregate Nominal Amount of Tranche 4 of the Notes
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate 1.26, producing a sum of (for Notes not denominated in Euro):	Euro 220,500,000
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 29 May 2008. The Existing Notes are admitted to trading on the Luxembourg Stock Exchange's Regulated Market.
(iii)	Estimate of total expenses related to admission to trading:	Euro 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's, an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, *Komisja Papierów Wartosciowych I Gield* in Poland, *Finanstilsynet* in Denmark and *Comisia Nationala a Valorilor Mobiliare* in Romania with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	£176,303,271.86
(iii)	Estimated total expenses:	£134,035.17

6 Yield

Indication of yield: 5.707 per cent. per annum

This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	
	(a) Temporary ISIN Code:	XS0366362977
	(b) Permanent ISIN Code:	XS0220857436
(iii)	Common Code:	
	(a) Temporary ISIN Code:	036636297
	(b) Permanent ISIN Code:	022085743
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different	Not Applicable

from Deutsche Bank AG, London Branch):

8 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

NOTICE OF FINAL AGGREGATE NOMINAL AMOUNT

RABOBANK NEDERLAND

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000

Global Medium-Term Note Programme

Due from seven days to perpetuity

SERIES NO: 1875A

TRANCHE NO: 1

EUR 25,000,000 Floating Rate Notes (Rabo Inflatie Obligatie) 2008 due 30 May 2018

(the "**Notes**")

Reference is made to the Final Terms dated 13 May 2008 (the "**Final Terms**") relating to the Notes issued by Coöperatieve Centrale Raiffeisen Boerenleenbank B.A. (Rabobank Nederland) (the "**Issuer**"). Under the Terms and Conditions of the Notes the Issuer reserved the right to increase or decrease the Aggregate Nominal Amount of the Notes depending on the amount of Notes subscribed for during the subscription period. In accordance with this right the Issuer has decided to increase the Aggregate Nominal Amount of the Notes.

The Issuer hereby confirms that the Aggregate Nominal Amount of the Notes is EUR 45,000,000. .

This notice has been prepared for information purposes only. The offering of the Notes is being made solely on the basis of the combination of the Final Terms together with the Offering Circular dated 14 May 2007 and 13 May 2008..

Date: 26 May 2008

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

(the 'Programme')

SERIES NO: 1875A
TRANCHE NO: 1

EUR 25,000,000 Floating Rate Notes (Rabo Inflatie Obligatie) 2008 due 30 May 2018

(the "Notes")

Issue Price: 100.00 per cent.

Rabobank International

These Amended and Restated Final Terms dated May 13, 2008 replace and supersede the Final Terms dated April 9, 2008

PART A – CONTRACTUAL TERMS

The Final Terms dated 9 April 2008 in respect of the offering and issue of the Notes have been amended and restated herein solely for the purpose of reflecting the update of the Offering Circular relating to the Programme as per May 13, 2008 and the continued offering of the Notes under the accordingly updated prospectus.

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the 'Conditions') set forth in the Offering Circular dated May 14, 2007. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive') and must be read in conjunction with the Offering Circular dated May 13, 2008, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated May 14, 2007. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated May, 14 2007 and May 13, 2008. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars dated May 14, 2007 and May 13, 2008, contains all information that is material in the context of the issue of the Notes. The Offering Circulars are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

A Dutch language description of the principal terms of the Notes is contained in the Schedule hereto.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1875A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		The Aggregate Nominal Amount of the Notes will depend on the demand for the Notes during the subscription period. Any increase or decrease will be published as soon as practicable after close of the subscription period (as further set out in Part B item 12 (vii)).
	(i)	Series:	EUR 25,000,000
	(ii)	Tranche:	EUR 25,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 1,000
7	(i)	Issue Date:	30 May 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable

8	Maturity Date:		Specified Interest Payment Date falling in or nearest to May 2018
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		See item 17(v) below
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Provisions**		Applicable
	(i)	Interest Period(s):	The period commencing on (and including) 30 May 2008 and ending on (but excluding) the first Specified Interest Payment Date and each successive period commencing on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii)	Specified Interest Payment Dates:	30 May in each year, commencing on 30 May 2009 and ending on the Maturity Date
	(iii)	Business Day Convention:	Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(a)):	TARGET

(v)	Manner in which the Rate(s) of Interest is/are to be determined:	In respect of the first Interest Period the Rate of Interest shall be determined by the Calculation Agent in accordance with the following formula: X * 3.252 per cent. The Rate of Interest in respect of the subsequent Interest Periods shall be determined by the Calculation Agent in accordance with the following formula: X * [HICPi - HICPi-1] / HICPi-1 Where: "X" means a number in the range of 1.6 - 1.7 provided that X will depend on general market conditions and will be determined by the Issuer in its sole and absolute discretion, subsequent to the end of the subscription period and will be published as soon as practicable after the subscription period. "HICPi" means the Reference Rate applicable (15) fifteen calendar months prior to the relevant Specified Interest Payment Date; and "HICPi-1" means the Reference Rate applicable (27) twenty-seven calendar months prior to the relevant Specified Interest Payment Date.
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(viii)	Screen Rate Determination (Condition 1(a)):	Applicable
-	Reference Rate:	The Euro zone Harmonised Index of Consumer Prices ex-tobacco as determined by Eurostat, unrevised (abbreviated to HICPxt)
-	Interest Determination Date:	The fifth Business Day prior to the beginning of each Interest Period
-	Relevant Screen Page	Reuters page OATEI01 and Bloomberg page CPTFEMU <Index>
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s):	Not Applicable
(xi)	Minimum Rate of Interest:	Zero per cent.
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	30/360

(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	The Issuer shall as soon as reasonably practicable give instructions to the Calculation Agent to notify the holders of Notes: (i) if the Calculation Agent determines that a Reference Rate Adjustment Event (as defined below) has occurred; and (ii) of the Calculation Agent's determination as to the consequence of such Reference Rate Adjustment Event. If, in respect of the Notes, the Reference Rate is (i) not calculated and announced by Eurostat on Bloomberg page CPTFEMU <Index> or Reuters page OATEI01 (non-revised numbers) but is calculated and announced in any other way or by another entity than Eurostat acceptable to the Calculation Agent, or (ii) replaced by a successor index using, in the determination of the Calculation Agent, the same or a substantially similar formula for and method of calculation as used in the calculation of the Reference Rate, then in each case that rate (the "Successor Reference Rate") will be deemed to be the Reference Rate. If (i) on or prior to any Interest Determination Date in respect of the Notes, it is announced that a material change in the formula for or the method of calculating the Reference Rate will be made or in any other way the Reference Rate is materially modified (a "Reference Rate Modification") or the Reference Rate is permanently cancelled and no Successor Reference Rate exists (a "Reference Rate Cancellation") or (ii) on any Interest Determination Date, the Reference Rate is not calculated and announced (a "Reference Rate Disruption" and together with a Reference Rate Modification and a Reference Rate Cancellation, each a "Reference Rate Adjustment Event"), then, the Calculation Agent shall determine if such Reference Rate Adjustment Event has a material effect on the Notes and, if so, shall calculate the relevant Rate of Interest using, in lieu of a published level for the Reference Rate the level for the Reference Rate on that Interest Determination Date as determined by the Calculation Agent in accordance with the formula for and method of calculating that Reference Rate last in effect prior to the change, failure or cancellation.

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 1,000 per Note of EUR 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency pursuant to Condition 7(g) or an Additional Disruption Event (Condition 7(h)), or an Index Modification, Index Cancellation or Index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET subject to Condition 10(h)(A)

30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system. A total fee of 3.00 per cent. is included in the Issue Price, which includes an upfront distribution fee to distributors of 1.50 per cent.

DISTRIBUTION

36	If syndicated, names and addresses of Managers:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Rabobank International, Thames Court, One Queenhithe, London EC4V 3RL, United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International, Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable

40	Subscription period:	From and including 5 May 2008 9.00 (Amsterdam time) to and including 23 May 2008 15.00 (Amsterdam time) (as further set out in Part B item 12 (i)).

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam by NYSE Euronext:	Applicable
	(i) Numbering and letters:	Not Applicable
	(ii) Amsterdam Listing Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii) Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam by NYSE Euronext
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Euronext Amsterdam by NYSE Euronext with effect from the 26th of May 2008 (on a as-if-and-when-issued" basis)
(iii)	Estimate of total expenses related to admission to trading:	EUR 5,125

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credii risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has been requested to provide each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés finaciers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych I Gield* in Poland, *Finanstilsynet* in Denmark and *Comisia Nationala a Valorilor Mobiliare* with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the Issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	EUR 25,000,000
(iii)	Estimated total expenses:	None

6 Yield *(Fixed Rate Notes Only)*

Not Applicable

7 Historic Interest rates *(Floating Rate Notes only)*

Details of historic HICPxt rates can be obtained from Reuters page OATEI01 and Bloomberg page CPTFEMU <Index>.

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility	No
(ii)	ISIN Code:	XS0357495513
(iii)	Common Code:	035749551
(iv)	Fondscode:	628201
(v)	German WKN-code:	Not Applicable
(vi)	Private Placement number	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.	Not Applicable

(Rabobank International))

12 General

(i)	Time period during which the offer is open:	The offer of the Notes is expected to open at 9.00 (Amsterdam time) on 5 May 2008 and close at 15.00 (Amsterdam time) on 23 May 2008 or such earlier or later date or time as the Issuer may determine and will be announced by or on behalf of the Issuer in the Euronext Amsterdam Daily Official List (*Officiële Prijscourant*) and in a Dutch newspaper having national distribution in The Netherlands. The Issuer reserves the right to withdraw, extend or alter the offer of the Notes before payment has been made on the Notes. Such withdrawal, extension or amendment will be announced in the aforementioned publications.
(ii)	Description of the application process:	All applications will be made (directly or indirectly) through the Dealer and allocated in full subject to the below.
(iii)	Description of possibility to reduce subscriptions:	Subscriptions in excess of the Aggregate Nominal Amount shall, in principal, be honoured automatically.
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Minimum amount of EUR 1,000; Maximum amount; Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Delivery against payment
(vii)	Manner and date in which results of the offer are to be made public:	The Issuer reserves the right to increase or decrease the Aggregate Nominal Amount of the Notes to be issued. Such increase or decrease will be announced in the abovementioned publications. If the Issuer increases or decreases the Aggregate Nominal Amount the number of Notes issued will be increased or, as the case may be, decreased by a number equal to the division of the increased or, as the case may be, decreased Aggregate Nominal Amount by the Specified Denomination.
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

SCHEDULE

DUTCH LANGUAGE DESCRIPTION

NEDERLANDSTALIGE BESCHRIJVING VAN DE UITGIFTE VAN EUR 25,000,000 FLOATING RATE NOTES (RABO INFLATIE OBLIGATIE) 2008 DUE 30 MAY 2018

Onder het EUR 110.000.000.000 Global Medium-Term Note Programme geeft Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) (hierna **Rabobank Nederland**) nominaal EUR 25,000,000 Floating Rate Notes (Rabo Inflatie Obligatie) 2008 due 30 May 2018.

De volledige leningsvoorwaarden voor de Notes worden uiteengezet in het Engelstalige Basis Prospectus gedateerd 14 mei 2007 (hierna het Basis Prospectus 2007). De gewijzigde Engelstalige Final Terms, gedateerd 13 mei 2008 (hierna de Definitieve Voorwaarden) dienen tezamen met het Engelstalig Basis Prospectus gedateerd 13 mei 2008 (hierna het Basis Prospectus 2008, en tezamen met de Definitieve Voorwaarden, "het Prospectus") te worden gelezen. Potentiële investeerders worden hierbij gewezen op de 'Risk Factors' op pagina's 9 tot en met 15 van het Basis Prospectus 2007. Hieronder volgt een beschrijving van de voornaamste kenmerken van de Notes.

De uitgiftedatum voor de Notes is gesteld op 30 mei 2008. De inschrijvingsperiode begint op 5 mei 2008 en eindigt op 23 mei 2008 om 15.00 uur (Central European Time) (hierna de Inschrijvingsperiode). Rabobank Nederland behoudt zich het recht voor om de Inschrijvingsperiode vervroegd te sluiten, te verlengen dan wel aan te passen en om het aanbod tot uiterlijk 29 mei 2008, eind van de dag, terug te trekken. Een dergelijke gebeurtenis zal door Rabobank Nederland in een landelijk verspreid dagblad in Nederland worden gepubliceerd.

Indien de inschrijvingen op de Notes gedurende de Inschrijvingsperiode het totale nominale bedrag van EUR 25.000.000 overschrijden of onderschrijden, kan Rabobank Nederland het totale nominale bedrag verhogen respectievelijk verlagen. De toewijzing van de Notes geschiedt systematisch. Rabobank Nederland behoudt zich het recht voor om een nieuwe serie of tranche van Notes met dezelfde voorwaarden uit te geven die dooréénleverbaar zullen zijn met de thans uit te geven Notes.

De Notes worden uitgegeven tegen één uitgifteprijs van 100%, zijnde EUR 1.000 per Note. Potentiële kopers kunnen per Note van EUR 1.000 nominaal (hierna de Nominale Waarde) inschrijven. Afwikkeling van de Notes vindt plaats via de systemen van Euroclear en Clearstream.

De looptijd van de Notes is 10 jaar. De einddatum zal 30 mei 2018 (hierna de Einddatum) zijn. Alle berekeningen vanwege de Notes worden berekend door de daarvoor aangewezen agent ('Calculation Agent').

Rentevergoeding:

De hoogte van de rentevergoeding is afhankelijk van de ontwikkeling van de hoogte van de Europese inflatie (HICP ex Tobacco, zoals gepubliceerd door Eurostat).

Het CBS meldt op haar website het volgende over de HICP.
Hierbij zei opgemerkt dat in de Definitieve Voorwaarden de index *HICP ex Tobacco* wordt gebruikt. Tabak is in de in de Definitieve Voorwaarden gebruikte index HICP ex Tobacco niet meegenomen, omdat de prijs van tabak buitengewoon kan worden beïnvloed door accijnzen.

"Geharmoniseerde consumentenprijsindex:
Europese prijsindex die speciaal is ontwikkeld om de inflatiecijfers van de lidstaten van de Europese Unie met elkaar te vergelijken. De consumentenprijsindex voor de monetaire unie (EURO-12, CPIMU) geeft de gemiddelde prijsontwikkeling weer in de landen die deelnemen aan de Economische en Monetaire Unie (EMU), ofwel de Eurozone. De EU-15 geeft de gemiddelde prijsontwikkeling weer in de vijftien lidstaten van

de Europese Unie. Het belangrijkste verschil tussen de nationale CPI en de HICP is de samenstelling van het pakket goederen en diensten waarop beide indices gebaseerd zijn.

Toelichting:

De bestaande nationale indices zijn ongeschikt om prijsveranderingen in de lidstaten met elkaar te vergelijken omdat de berekeningsmethoden te veel van elkaar verschillen. Eurostat, het statistische bureau van de Europese Unie, heeft in samenwerking met de statistische bureaus van de lidstaten richtlijnen opgesteld voor de berekening van de geharmoniseerde index. Het belangrijkste verschil tussen de nationale index en de geharmoniseerde index is de samenstelling van het pakket goederen en diensten waarop de HICP is gebaseerd. De HICP is voor de periode 1996 tot en met 2002 evenals de CPI gebaseerd op het uitgavenpatroon van de huishoudens in 1995. Vanaf 2003 is de HICP gebaseerd op het uitgavenpatroon van 2000. De HICP wordt, overeenkomstig internationale afspraken, gepubliceerd als een reeks indexcijfers met als referentiejaar 1996=100. Eurostat berekent uit de HICP van de lidstaten de inflatie binnen de Eurozone en de Europese Unie."

U ontvangt een jaarlijkse rentevergoeding die is gebaseerd op [1.6 tot en met maximaal 1.7] maal de HICP ex Tobacco, waargenomen over het afgelopen jaar. Na afloop van de inschrijfperiode wordt de vaste vermenigvuldigingsfactor ("factor") bekend gemaakt. Het niet-herziende inflatiecijfer gepubliceerd over de maand Februari wordt daarbij gebruikt in de berekening. Voor het eerste jaar geldt het percentage wat Eurostat heeft gepubliceerd over de maand februari 2008. Dit percentage bedroeg 3,252%. Bij een factor 1.6 zal de eerste rentevergoeding uitkomen op 5,204%, bij een factor 1.7 zal de eerste rentevergoeding uitkomen op 5,529%.

De rentevergoeding wordt éénmaal per jaar aan u uitbetaald, op 30 mei danwel op de eerste volgende bancaire betaaldatum. De eerste rentevergoeding wordt daarom uitbetaald op maandag 1 juni 2009. Uw maximale rente vergoeding is niet begrensd. De minimale rentevergoeding bedraagt 0%. Bij 0% inflatie of deflatie wordt er dus geen rentevergoeding uitbetaald. De jaarlijkse rentevergoeding zal jaarlijks voorafgaand aan de nieuwe couponperiode worden vastgesteld, en worden uitbetaald aan het einde van de couponperiode. Bij tussentijdse verhandeling wordt de opgelopen rente los gespecificeerd ("clean pricing"). De hoofdsom wordt niet geïndexeerd voor de tijdens de looptijd opgetreden inflatie.

Vervroegde aflossing:

De Rabobank heeft geen recht om de obligatie vervroegd af te lossen. De hoofdsom zal op 30 mei 2018 tegen de Nominale Waarde zijnde EUR 1.000 worden afgelost.

Notering:

Een aanvraag tot notering aan Euronext Amsterdam by NYSE Euronext is ingediend.

Deze samenvatting van voornaamste kenmerken van de Obligatie is een beschrijving en vertaling van het Prospectus. Het Prospectus is evenwel beslissend. Deze tekst in de Nederlandse taal is opgesteld om zo nauwkeurig als redelijkerwijs mogelijk is aan te sluiten bij de bewoordingen van de Engelstalige documentatie. Bij onderlinge verschillen tussen het Prospectus en deze Nederlandstalige beschrijving zal het Prospectus evenwel doorslaggevend zijn.

Het Basis Prospectus 2007, het Basis Prospectus 2008 en de Definitieve Voorwaarden zijn kosteloos verkrijgbaar ten kantore van Rabobank Nederland, Croeselaan 18, 3521 CB Utrecht.

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1899A
TRANCHE NO: 1
AUD 150,000,000 7.50 per cent. Fixed Rate Notes 2008 due 28 November 2011

Issue Price: 100.845 per cent.

ABN AMRO
The Royal Bank of Scotland
Daiwa Securities SMBC Europe
KBC International Group
RBC Capital Markets
Rabobank International
ING Wholesale Banking
UBS Investment Bank

WGZ BANK

The date of these Final Terms is 19 May 2008

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 13, 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	1899A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Australian Dollar ("**AUD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	AUD 150,000,000
	(ii)	Tranche:	AUD 150,000,000
5	Issue Price:		100.845 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	AUD 1,000
	(ii)	Calculation Amount:	AUD 1,000
7	(i)	Issue Date:	28 May 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		28 November 2011
9	Domestic Note: (if Domestic		No

Note, there will be no gross-up for withholding tax)

10	Interest Basis:	7.50 per cent. Fixed Rate (further particular specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	7.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	28 November in each year commencing on 28 November 2008 and ending on the Maturity Date
	(iii)	Fixed Coupon Amounts:	AUD 75 per Calculation Amount
	(iv)	Broken Amount:	There will be a short first coupon payable on 28 November 2008 in respect of the period from and including 28 May 2008 to but excluding 28 November 2008, with a Broken Amount of AUD 37.70 per Calculation Amount
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	28 November in each year
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	AUD 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event in (condition 7(*h*) or (f)) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) Condition 7(*i*).	Not Applicable
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Sydney and Melbourne
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36 (i) If syndicated, names and addresses of Managers:

ABN AMRO Bank N.V.
250 Bishopsgate
London EC2M 4AA
United Kingdom

Royal Bank of Canada Europe Limited
71 Queen Victoria Street
London EC4V 4DE
United Kingdom

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR
United Kingdom

Coöperative Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)
Croeselaan 18
3521 CB Utrecht
The Netherlands

Daiwa Securities SMBC Europe Limited
5 King William Street
London EC4N 7AX
United Kingdom

ING Belgium SA/NV
Avenue Marnix 24
B-1000 Brussels
Belgium

KBC BANK NV
Havenlaan 12
GKD/8742
1080 Brussels
Belgium

UBS Limited
1 Finsbury Avenue
London EC2M 2PP
United Kingdom

WestDeutsche Genossenschafts-Zentralbank
Ludwig-Erhard-Allee 20
40227 Düsseldorf
Germany

	(ii)	Stabilising Manager(s) (if any):	No Applicable
	(iii)	Managers' Commission:	1.1875 per cent. selling concession 0.1875 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Not Applicable.
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate AUD 1.00 = EUR 0.608696, producing a sum of (for Notes not denominated in Euro):	EUR 91,302,400
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 28 May 2008.
(iii)	Estimate of total expenses related to admission to trading:	EUR 2,060

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's, an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, *Komisja Papierów Wartosciowych I Gield* in Poland, *Finanstilsynet* in Denmark and *Comisia Nationala a Valorilor Mobiliare* in Romania with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer

advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 149,205,000
(iii)	Estimated total expenses:	AUD 2,062,500 (comprising a combined management and underwriting commission and selling concession)

6 Yield *(Fixed Rate Notes Only)* — 7.236 per cent. per annum

Indication of yield: This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0364919810

(iii)	Common Code:	036491981
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General Applicable

(i)	Time period during which the offer is open:	30 days from and including the day after the filing of these final terms with the relevant regulator and the completion of all other passporting requirements in the relevant offer jurisdictions
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Description of possibility to reduce subscriptions:	Not Applicable
(v)	Manner for refunding excess amount paid by applicants:	Not Applicable
(vi)	Minimum and/or maximum amount of application:	There are no pre-identified allotment criteria. The Managers will adopt allotment and/or application criteria in accordance with customary market practices and applicable laws and regulations and/or as otherwise agreed between them.
(vii)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(viii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(ix)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1888A
TRANCHE NO: 1

RON 100,000,000 10.5 per cent. Fixed Rate Notes 2008 due 7 May 2010 (the "Notes")

Issue Price: 100.6 per cent.

ABN AMRO **KBC International Group**

The date of these Final Terms is 5 May 2008.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated 14 May 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands, and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1888A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Romanian New Leu ("RON")
4	Aggregate Nominal Amount:		
	(i)	Series:	RON 100,000,000
	(ii)	Tranche:	RON 100,000,000
5	Issue Price:		100.6 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		RON 1,000
7	(i)	Issue Date:	7 May 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		7 May 2010

9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	10.5 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	10.5 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	7 May 2009 and the Maturity Date
	(iii) Fixed Coupon Amount(s):	RON 105 per RON 1,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual (ICMA) unadjusted
	(vi) Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	RON 1,000 per Note of RON 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)), or an Index Modification, Index Cancellation or Index Disruption (Condition 7 (i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note.

29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, Bucharest and TARGET, subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**ABN AMRO Bank N.V.** 250 Bishopsgate London EC2M 4AA United Kingdom **KBC Bank NV** Havenlaan 12 GKD/8742 1080 Brussels Belgium

	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) *Managers' Commission:*	0.85 per cent. selling concession 0.15 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Romania Each Manager represents and agrees that: (i) it has not offered or sold, directly or indirectly, any Notes to persons in Romania, except through a financial services intermediary authorised or recognised, in accordance with Law no. 297 of 2004 regarding the capital markets as amended to date (the "**Romanian Capital Markets Law**") and only in circumstances which have not resulted, and will not result, in the requirement to obtain approval of the Romanian National Securities Commission (the "**RNSC**") in respect of a prospectus, simplified prospectus or similar document in Romania in accordance with the Romanian Capital Markets Law and all implementing regulations issued by the RNSC or by the European Commission; (ii) it has not communicated or caused to be communicated and will not communicate or cause to be communicated any invitation, inducement to engage in investment activity or any other type of advertising materials (within the meaning of the Romanian Capital Markets Law and European Commission Regulation No. 809/2004) received or issued by it in connection with the issue or sale of any Notes; and (iii) it has complied, and will comply, with all applicable provisions of the Romanian Capital Markets Law and all relevant regulations issued by the RNSC and the European Commission with respect to anything done by it in relation to the Notes in, from or otherwise involving Romania.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.281532 producing a sum of (for Notes not denominated in Euro):	Euro 28,153,200
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 7 May 2008
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,030

2 Ratings

Rating: The Notes have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

As defined by Moody's, an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk.

As defined by Fitch, an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, the *Komisja Papierów Wartosciowych I Gield* in Poland, and *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	RON 99,600,000
(iii)	Estimated total expenses:	RON 1,000,000 (comprising selling concession and combined management and underwriting commission only)

6 Yield *(Fixed Rate Notes Only)* — 10.1536 per cent. per annum

Indication of yield:

This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility.	No
(ii)	ISIN Code:	XS0361123283

(iii)	Common Code:	036112328
(iv)	Fondscode:	Not Applicable
(v)	German WKN Code:	Not Applicable
(vi)	Private Placement number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)	Not Applicable

12 General

(i)	Time period during which the offer is open:	30 days from 7 May 2008
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a cooperation formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a cooperation formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a cooperation formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1885A

TRANCHE NO: 1

USD 30,000,000 Callable Floating Rate Notes 2008, due 6 May 2014 (the "Notes")

Issue Price: 100.00 per cent.

Merrill Lynch International

The date of these Final Terms is 2 May 2008.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 14, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	**1885A**
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars ("**USD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 30,000,000
	(ii)	Tranche:	USD 30,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		USD 10,000
7	(i)	Issue Date:	6 May, 2008
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		Specified Interest Payment Date falling on or nearest to 6 May, 2014
9	Domestic Note:		No

10	Interest Basis:	3 month USD LIBOR + 0.71 per cent. Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Applicable
	(i) Interest Period(s):	The period from, and including, the Issue Date to, but excluding, the first Specified Interest Payment Date and each subsequent period beginning on (and including) a Specified Interest Payment Date and ending on, but excluding, the next Specified Interest Payment Date
	(ii) Specified Interest Payment Dates:	6 May, 6 August, 6 November and 6 February in each year beginning on 6 August 2008 and ending on the Maturity Date
	(iii) Business Day Convention:	Following Business Day Convention
	(iv) Business Centre(s) (Condition 1(a)):	London and New York
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination The Rate of Interest for each Interest Period shall be determined by the Calculation Agent on each Interest Determination Date in accordance with the following formula: **Reference Rate + 0.71 per cent.,** subject to 17(xii)
	(vi) Interest Period Date(s):	Not Applicable

(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(viii)	Screen Rate Determination:	Applicable
- Reference Rate:		"**3 month USD LIBOR**" means the 3 month USD LIBOR, being the rate for deposits in USD for a period of three months which appears on the the Relevant Screen Page
- Interest Determination Date:		Two London Business Days prior to the first day of each Interest Period.
- Relevant Screen Page:		Reuters Screen LIBOR01 Page (or such other page as may replace such page on that service) as of 11:00 a.m. London time on the Interest Determination Date.
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
ISDA Definitions (if different from those set out in the Conditions)		Not Applicable
(x)	Margin(s): [+/-]	+ 0.71 per cent.
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	For each Specified Interest Period in the period from (and including) 6 May, 2008 up to (but excluding) 6 May, 2009: 3.75 per cent For each Specified Interest Period in the period from (and including) 6 May, 2009 up to (but excluding) 6 May, 2010: 4.75 per cent For each Specified Interest Period in the period from (and including) 6 May, 2010 up to (but excluding) 6 May, 2011: 5.75 per cent For each Specified Interest Period in the period from (and including) 6 May, 2011 up to (but excluding) 6 May, 2014: 6.50 per cent
(xiii)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)

	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	If the Reuters Screen Page LIBOR01 (or its successor page for the purpose of displaying such rate) is cancelled or unavailable or such rate is not available and it becomes impossible to obtain the relevant rate, the method for calculating the Reference Rate shall be determined by the Calculation Agent in its sole discretion and in accordance with standard market practice.
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	Each Specified Interest Payment Date from (and including) 6 August 2008 to (and including) 6 February 2014.
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	USD 10,000 per Note of USD 10,000 Specified Denomination
	(iii)	If redeemable in part:	
		a. Minimum Redemption Amount:	Not Applicable
		b. Maximum Redemption Amount:	Not Applicable
	(iv)	Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than five (5) Business Days prior to the relevant Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		USD 10,000 per Note of USD 10,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		

(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
(iii)	Un-matured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Not Applicable
(iv)	Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting, or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)), or an Index Modification, Index Cancellation or Index Disruption (Condition 7(1)) and/or a Merger Event or Tender Offer (Condition 8(c):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and New York subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable

32	Details relating to Instalment Notes:	Not Applicable
	Amount of each instalment, date on which each payment is to be made:	
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Managers' Commission:	None
37	If non-syndicated, name and address of Dealer:	Merrill Lynch International Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ United Kingdom
38	Additional TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.626263 producing a sum of (for Notes not denominated in Euro):	EUR18,787,890
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i) Listing:	None
(ii) Admission to Trading:	No application for admission to trading has been made
(iii) Estimate of total expenses related to admission to trading:	Not Applicable

2 Ratings

Rating: The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Ratings Ltd: AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

Not Applicable

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	USD 30,000,000
(iii)	Estimated total expenses:	Not Applicable

6 Yield (Fixed Rate Notes Only)

Indication of yield: Not Applicable

7 **Historic interest rates** *(Floating Rate Notes only)*

Not Applicable

8 **Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying** *(Index-Linked Notes only)*

Not Applicable

9 **Performance of rate[s] of exchange and explanation of effect on value of investment** *(Dual Currency Notes only)*

Not Applicable

10 **Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying** *(Equity-Linked Notes only)*

Not Applicable

11 **Operational information**

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0360736671
(iii)	Common Code:	036073667
(iv)	WKN (German security code):	Not Applicable
(v)	Fondscode:	Not Applicable
(vi)	Private Placement number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable
(x)	Name (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)	Merrill Lynch Capital Services, Inc. (or its successor) Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ United Kingdom

12 **General**

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable

(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

END